UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

CONVOCATION NOTICE OF

THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

• Date and Time:	10:00 a.m. on Friday, June 23, 2017 (Doors open at 8:30 a.m.)

• Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

• Proposals:

Proposals made by the Board of Directors and the Nominating Committee

Company’s Proposals

Proposal 1	(Partial amendment to the Articles of Incorporation)

Proposal 2	(Appointment of thirteen (13) directors)

Proposals made by certain shareholders

Shareholders’ Proposals

Proposal 3	through Proposal 19

• Deadline for Exercising Voting Rights by Mail or via the Internet:

5:00 p.m. on Thursday, June 22, 2017

Please see pages 11 through 14 for details.

Mizuho Financial Group, Inc.

(Securities Code: 8411)

Information Regarding the General Meeting of Shareholders

Convocation Notice of the 15th Ordinary General Meeting of Shareholders	p. 5

Please refer for the date and location of the general meeting of shareholders, etc.

Guide to Exercising Voting Rights	p. 5

Explaining the exercise of important rights in order to participate in the management of the Mizuho Financial Group, Inc.

If attending the general meeting of shareholders in person

• Exercise of voting rights by attending the general meeting of shareholders in person	p. 6

If not attending the general meeting of shareholders

• Exercise of voting rights by mail	p. 11

• Exercise of voting rights via the Internet	p. 13

Matters to Be Resolved at the General Meeting of Shareholders

Reference Materials for the General Meeting of Shareholders	p. 15

Company’s Proposals (Proposals 1and 2)

Proposals made by the Board of Directors and the Nominating Committee	p.15 through 45

Shareholders’ Proposals (Proposals 3 through 19)

Proposals made by certain shareholders	p.46 through 83

The Board of Directors of the Company opposes all of the Shareholders’ Proposals.

Report Regarding Results of Operations and Strategies

Business Report for the 15th Fiscal Year	p. 85

Describing business strategies and other matters.

1. Current State of the Mizuho Financial Group, Inc.	p. 85

2. Directors and Executive Officers	p. 117

3. Outside Directors	p. 133

4. MHFG’s Shares	p. 136

5. Stock Acquisition Rights, etc. of MHFG	p. 139

6. Independent Auditor	p. 141

7. Structure to Ensure Appropriate Conduct of Operations	p. 144

8. Specified Wholly-Owned Subsidiary	p. 161

9. Others	p 162

Consolidated Financial Statements, etc.	p. 163

Describing the detailed financial information and the audit results.

Consolidated Financial Statements	p. 163

Non-Consolidated Financial Statements	p. 166

Audit Report	p. 169

With the Aim of Having Dialogue with Our Shareholders

Report to Our Shareholders	p. 175

Easy-to-read summary of information regarding the Company

Corporate Governance	p. 175

Shareholder Returns	p. 180

Matters disclosed on the Internet

§	Pursuant to laws and regulations and the provision of Article 24 of the Articles of Incorporation, the notes to the consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website, and are therefore not described in the attached consolidated financial statements and non-consolidated financial statements. Accordingly, the attached consolidated financial statements and the non-consolidated financial statements are part of the consolidated financial statements and the non-consolidated financial statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Audit Committee for the purpose of the Audit Report.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, and the non-consolidated financial statements shall be notified by being posted on the Company’s website.

The Company’s website: https://www.mizuho-fg.com/	Mizuho FG	Search

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 13, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities Code: 8411)

June 2, 2017

To Our Shareholders

CONVOCATION NOTICE OF

THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 15th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights by mail or via the Internet. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 15 through 83), please exercise your voting rights by 5:00 p.m. on Thursday, June 22, 2017, in accordance with the “Guide to Exercising Voting Rights” (pages 11 through 14). The voting results will be reported on the Company’s website (https://www.mizuho-fg.com/).

Yasuhiro Sato

President & Group CEO

Member of the Board of Directors

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda–ku, Tokyo

The voting rights at general meetings of shareholders are your important right to participate in the Company’s management.

You are kindly requested to attend the meeting or to exercise your voting rights before the meeting.

If attending the general meeting of shareholders in person

Upon arrival at the meeting, please submit the “Voting Form” enclosed herewith to reception at the entrance to the meeting place.

Please also bring the Convocation Notice of the 15th Ordinary General Meeting of Shareholders (i.e., this convocation notice) with you.

How to exercise your voting rights, if not attending the general meeting of shareholders	Exercise of Voting Rights by mail →See page 11
Exercise of Voting Rights via the Internet →See page 13

Details

1.	Date and Time:	10:00 a.m. on Friday, June 23, 2017 (Doors open at 8:30 a.m.)

2.	Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
3.	Purpose of the Meeting:

	Matters to be Reported:	Report on the Business Report for the 15th fiscal year (from April 1, 2016 to March 31, 2017), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be Resolved:

<Company’s Proposals (Proposals 1 and 2)>

Proposals made by the Board of Directors and the Nominating Committee

	Proposal 1:	Partial amendment to the Articles of Incorporation

	Proposal 2:	Appointment of thirteen (13) directors

<Shareholders’ Proposals (Proposals 3 through 19)>

Proposals made by certain shareholders

Proposals 3 through 19 have been made by certain shareholders.

The Board of Directors of the Company opposes all of those proposals.

	Proposal 3:	Partial amendment to the Articles of Incorporation (Organizations that determine dividends from surplus, etc.)

	Proposal 4:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

	Proposal 5:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to individual officers)

Proposal 6:	Partial amendment to the Articles of Incorporation (Separation of the Chairman of the Board of Directors and CEO)

Proposal 7:	Partial amendment to the Articles of Incorporation (Creation of a system enabling employees of the Company to be reinstated after running for office in national elections, local assembly elections and elections for the heads of local governments, etc.)

Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of the policy on and results of officer training)

Proposal 9:	Partial amendment to the Articles of Incorporation (Provision regarding the communications and responses between shareholders and directors)

Proposal 10:	Partial amendment to the Articles of Incorporation (Provision regarding the system for direct recommendation of candidates for Directorship to the Nominating Committee by shareholders and equal treatment)

Proposal 11:	Partial amendment to the Articles of Incorporation (Regarding the inclusion of shareholder proposals in a convocation notice, etc., with the upper limit on such proposals being 100 at minimum)

Proposal 12:	Partial amendment to the Articles of Incorporation (Establishment of a liaison for reporting concerns to the Audit Committee)

Proposal 13:	Partial amendment to the Articles of Incorporation (Holding of executive management committee meetings consisting of only the Outside Director(s), at which the Representative Executive Officer(s) are not present)

Proposal 14:	Partial amendment to the Articles of Incorporation (Implementation of semi-“entry-level recruitment” and establishment of an employment quota for career tracks or executive positions, etc., for women who interrupted their careers for childbirth or child rearing, etc.)

Proposal 15:	Partial amendment to the Articles of Incorporation (Prohibition of discriminatory treatment of activist investors)

Proposal 16:	Partial amendment to the Articles of Incorporation (Establishment of special investigative committee on the matter of expressing the Company’s opinion on the recent actions by the Minister of Justice)

Proposal 17:	Partial amendment to the Articles of Incorporation (Establishment of special investigative committee on the matter of frozen bank accounts at the Shakujii Branch)

Proposal 18:	Partial amendment to the Articles of Incorporation (Establishment of a special investigative committee on the matter of the loan)

Proposal 19:	Partial amendment to the Articles of Incorporation (Submission to the Bank of Japan of a written request to refrain from strongly pursuing its negative interest rate policy)

-End of Notice-

*            *             *            *            *            *

Information regarding the general meeting of shareholders

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the “Voting Form” enclosed herewith to the reception at the entrance to the meeting place.

In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	No gifts to shareholders will be given on the meeting day.

Exercise of voting rights by mail

The voting rights at general meetings of shareholders are your important right to participate in the Company’s management. If you will not attend the general meeting of shareholders and will exercise your voting rights by mail, please return the “Voting Form” enclosed herewith. For the details of the proposals, please see the reference materials for the general meeting of shareholders (pages 15 through 83).

Image of the Voting Form

Examples for how to fill out the voting form are shown in the following page.

In this case, your vote will be deemed invalid. If both “Approval” and “Disapproval” are circled.

*	In the event that your approval or disapproval of any proposal is not indicated on the voting form, the Company’s proposal for which your approval or disapproval is not indicated shall be deemed to have been approved and shareholders’ proposals for which your approval or disapproval is not indicated shall be deemed to have been disapproved, as the case may be.
*	As to Proposal 2, if you wish to express a different opinion with respect to any of the candidates, please write the corresponding number of the candidate(s).

Deadline for Exercising Voting Rights	No later than 5:00 p.m. on Thursday, June 22, 2017

In this general meeting of shareholders, the Company’s proposals (the proposals made by the Board of Directors and the Nominating Committee) and the shareholders’ proposals (the proposals made by certain shareholders) will be resolved.

Examples for how to fill out the voting form are as follows:

Exercise of Voting Rights via the Internet

Deadline for Exercising Voting Rights	No later than 5:00 p.m. on Thursday, June 22, 2017

The voting rights at general meetings of shareholders are your important right to participate in the Company’s management.

If you will not attend the general meeting of shareholders and will exercise your voting rights via the Internet, please exercise your voting rights on the website for exercising voting rights specified by the Company. For the details of the proposals, please see the reference materials for the general meeting of shareholders (pages 15 through 83).

Contact Information for Inquiries

For inquiries with respect to the exercise of voting rights via the Internet, including inquiries regarding how to operate a personal computer, please contact:

Internet Help Dial

Stock Transfer Agency Department, Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524

(Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays))

Notes

•

Passwords are used to verify the identity of persons exercising their rights as shareholders, so please do not disclose them to others before the close of this meeting of shareholders. The Company will not be able to respond to inquiries by telephone or other means regarding your password.

•	The website will be locked if an incorrect password is entered after a certain number of tries. If the site is locked, please follow the directions on the screen.

•

Although it has been confirmed that the website for exercising voting rights operates normally in the ordinary Internet environment, you may experience some difficulties in accessing the website depending on the device you use.

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for those who have applied to use such platform in advance.

[Translation]

Reference Materials for the General Meeting of Shareholders

Company’s Proposals

Proposal 1: Partial amendment to the Articles of Incorporation

As a result of the acquisition of all of the shares of the Eleventh Series Class XI Preferred Stock on July 1, 2016 in respect of which an acquisition request had not been made by June 30, 2016, the last day of the period for acquisition request, and the cancellation of all of the Eleventh Series Class XI Preferred Stock held by the Company on July 13, 2016, the total number of authorized shares and the total number of authorized shares of Class XI Preferred Stock will be reduced, and other necessary amendments will be made.

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments
Article 6. (Total Number of Authorized Shares)		Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,214,752,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:		The total number of shares which the Company is authorized to issue shall be 51,300,000,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XIV preferred stock shall not exceed nine hundred million (900,000,000) in total, the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XV preferred stock shall not exceed nine hundred million (900,000,000) in total, and the total number of the classes of shares which the Company is authorized to issue in respect of the First to Fourth Series of Class XVI preferred stock shall not exceed fifteen hundred million (1,500,000,000) in total:

Common stock:	48,000,000,000 shares	Common stock:	48,000,000,000 shares

Class XI preferred stock:	914,752,000 shares

First Series of Class XIV preferred stock: 900,000,000 shares		First Series of Class XIV preferred stock: 900,000,000 shares

Current Articles of Incorporation	Proposed Amendments

Second Series of Class XIV preferred stock:

900,000,000 shares

Third Series of Class XIV preferred stock:

900,000,000 shares

Fourth Series of Class XIV preferred stock:

900,000,000 shares

First Series of Class XV preferred stock:

900,000,000 shares

Second Series of Class XV preferred stock:

900,000,000 shares

Third Series of Class XV preferred stock:

900,000,000 shares

Fourth Series of Class XV preferred stock:

900,000,000 shares

First Series of Class XVI preferred stock:

1,500,000,000 shares

Second Series of Class XVI preferred stock:

1,500,000,000 shares

Third Series of Class XVI preferred stock:

1,500,000,000 shares

Fourth Series of Class XVI preferred stock:

1,500,000,000 shares

Second Series of Class XIV preferred stock:

900,000,000 shares

Third Series of Class XIV preferred stock:

900,000,000 shares

Fourth Series of Class XIV preferred stock:

900,000,000 shares

First Series of Class XV preferred stock:

900,000,000 shares

Second Series of Class XV preferred stock:

900,000,000 shares

Third Series of Class XV preferred stock:

900,000,000 shares

Fourth Series of Class XV preferred stock:

900,000,000 shares

First Series of Class XVI preferred stock:

1,500,000,000 shares

Second Series of Class XVI preferred stock:

1,500,000,000 shares

Third Series of Class XVI preferred stock:

1,500,000,000 shares

Fourth Series of Class XVI preferred stock:

1,500,000,000 shares

Article 13. (Preferred Stock Dividends)	Article 13. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:	1. In respect of dividends from its surplus provided for in Article 48 (except for interim dividends provided for in the same Article), the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Current Articles of Incorporation	Proposed Amendments
Class XI preferred stock: Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

First to Fourth Series of Class XIV preferred stock:	First to Fourth Series of Class XIV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year	Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XV preferred stock:	First to Fourth Series of Class XV preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year	Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

First to Fourth Series of Class XVI preferred stock:	First to Fourth Series of Class XVI preferred stock:

Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year	Amount decided by the resolution of the Board of Directors or the determination by Executive Officer(s) under the authority delegated by the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted)	2. (No change)

3. (Omitted)	3. (No change)

Article 15. (Distribution of Residual Assets)	Article 15. (Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:	1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through the Fourth Series of Class XVI preferred stock:	First Series of Class XIV through the Fourth Series of Class XVI preferred stock:

1,000 yen per share	1,000 yen per share

2. (Omitted)	2. (No change)

Current Articles of Incorporation	Proposed Amendments
Article 19. (Request for Acquisition of Preferred Stock)	Article 19. (Request for Acquisition of Preferred Stock)

1. Any holder of Class XI preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors.	(Deleted)

2. Any holder of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter, together with the period provided for in the preceding paragraph, referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors.	Any holder of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the “Period for Acquisition Request”). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company’s acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by the relevant resolution of the Board of Directors or the relevant determination by Executive Officer(s) under the authority delegated by the Board of Directors.

Current Articles of Incorporation	Proposed Amendments
Article 20. (Mandatory Acquisition of Preferred Stock)	Article 20. (Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI, the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI Preferred Stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.	1. The Company may acquire any of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company; provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Current Articles of Incorporation	Proposed Amendments
2. In respect of Class XI preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. In respect of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.	2. In respect of the First to Fourth Series of Class XIV and the First to Fourth Series of Class XV preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by a resolution of the Board of Directors or a determination by Executive Officer(s) under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock.

3. (Omitted)	3. (No change)

4. (Omitted)	4. (No change)

5. (Omitted)	5. (No change)

Proposal 2: Appointment of thirteen (13) directors

Of the thirteen (13) directors appointed at the 14th Ordinary General Meeting of Shareholders, Messrs. Shusaku Tsuhara and Koji Fujiwara resigned as directors as of April 1, 2017, and the term of office of the other eleven (11) directors will expire at the closing of this ordinary general meeting of shareholders. Therefore, the Company proposes the appointment of thirteen (13) directors in accordance with the determination by the Nominating Committee. The candidates for directors are as follows.

All six (6) outside directors satisfy the “Independence Standards of Outside Directors of MHFG” established by the Company. (For overview of the independence standards above, please see page 45.)

Candidate No.			Name	Current Title and Assignment in the Company
1	Reappointment		Yasuhiro Sato	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

2	New Appointment		Takanori Nishiyama	Managing Executive Officer Head of Compliance Group / Group CCO

3	Reappointment		Koichi Iida	Managing Executive Officer Head of Strategic Planning Group / Group CSO Member of the Board of Directors

4	New Appointment		Makoto Umemiya	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

5	New Appointment		Yasuyuki Shibata	Executive Officer General Manager of Risk Management Department

6	Reappointment	Internal Non-Executive Director (Note 1)	Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

7	Reappointment	Internal Non-Executive Director (Note 1)	Nobukatsu Funaki	Member of the Board of Directors Member of the Audit Committee

Candidate No.			Name	Current Title and Assignment in the Company
8	Reappointment	Outside Director (Note 2)	Tetsuo Seki	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

9	Reappointment	Outside Director (Note 2)	Takashi Kawamura	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee

10	Reappointment	Outside Director (Note 2)	Tatsuo Kainaka	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

11	Reappointment	Outside Director (Note 2)	Hirotake Abe	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

12	Reappointment	Outside Director (Note 2)	Hiroko Ota	Member of the Board of Directors Member of the Nominating Committee

13	New Appointment	Outside Director (Note 2)	Izumi Kobayashi	Member of the Risk Committee (Outside Expert)

(Notes)	1.	Internal directors (directors other than “outside directors” as provided for in Article 2, Item 15 of the Companies Act) who do not concurrently serve as executive officers, specialist officers, employees or executive directors of the Company or its subsidiaries.

	2.	“Candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

Candidate No. 1	Yasuhiro Sato	Reappointment

Date of Birth	April 15, 1952 (Age 65)

Current Title and Assignment in the Company	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

Number of Shares of Stock of the Company held	45,180 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning and business promotion, etc., as a member of the Group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO of Mizuho Bank, Ltd. The Company has selected him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of MHCB
April 2004	Managing Executive Officer / In charge of business promotion
March 2006	Executive Managing Director / Head of Corporate Banking Unit
April 2007	Deputy President / Chief Auditor
April 2009	President & CEO (until July 2013)
June 2009	Member of the Board of Directors of the Company
June 2011	Member of the Board of Directors of MHBK President & Group CEO of the Company (until June 2014)
July 2013	President & CEO of MHBK (Note 1)
April 2014	Member of the Board of Directors (current) Member of the Board of Directors of MHTB (current) Member of the Board of Directors of MHSC (current)
June 2014	Member of the Board of Directors, President & Group CEO of the Company (current)

(Definitions)
MHBK: Mizuho Bank, Ltd.
MHCB: Mizuho Corporate Bank, Ltd.
MHTB: Mizuho Trust & Banking Co., Ltd.
MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 2	Takanori Nishiyama	New Appointment

Date of Birth	May 9, 1962 (Age 55)

Current Title and Assignment in the Company	Managing Executive Officer Head of Compliance Group / Group CCO

Number of Shares of Stock of the Company held	108,500 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	—

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in public relations, business promotion, etc., as a member of the Group since 1985. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Compliance Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2012	General Manager of Branch Banking Division No.5 of MHBK
April 2014	Executive Officer / General Manager of Omiya Branch
April 2015	Managing Executive Officer / In charge of Corporate Banking
April 2016	Managing Executive Officer / In charge of Banking
April 2017	Managing Executive Officer / Head of Compliance Group of the Company (current) Executive Managing Director / Head of Compliance Group of MHBK (current)

(Definitions)
MHBK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 3	Koichi Iida	Reappointment

Date of Birth	October 6, 1962 (Age 54)

Current Title and Assignment in the Company	Managing Executive Officer Head of Strategic Planning Group / Group CSO Member of the Board of Directors

Number of Shares of Stock of the Company held	11,520 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016) (Note 2)	The Board of Directors: 11/11 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial control and accounting, corporate planning, investment banking business, business promotion, etc., as a member of the Group since 1986. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Strategic Planning Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record and Status of Major Concurrent Office

April 2012	General Manager of Corporate Banking Division No.10 of MHCB Head of Corporate Coverage Department I of MHSC (until April 2016)
July 2013	General Manager of Corporate Banking Division No.10 of MHBK (Note 1)
April 2015	Executive Officer / General Manager of Corporate Banking Division No.10
April 2016	Managing Executive Officer / Head of Financial Control & Accounting Group of the Company Executive Managing Director / Head of Financial Control & Accounting Group of MHBK (until April 2017)
June 2016	Member of the Board of Directors, Managing Executive Officer / Head of Financial Control & Accounting Group of the Company
April 2017	Member of the Board of Directors, Managing Executive Officer / Head of Strategic Planning Group (current) Executive Managing Director / Head of Strategic Planning Group of MHBK (current)

(Definitions) MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd. MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 4	Makoto Umemiya	New Appointment

Date of Birth	December 23, 1964 (Age 52)

Current Title and Assignment in the Company	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

Number of Shares of Stock of the Company held	18,900 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	—

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion, etc., as a member of the Group since 1987. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2012	General Manager of Osaka Branch of MHBK
April 2014	General Manager of Financial Planning Division of the Company General Manager of Financial Planning Division of MHBK
April 2015	Executive Officer / General Manager of Financial Planning Department of the Company Executive Officer / General Manager of Financial Planning Department of MHBK
April 2017	Managing Executive Officer / Head of Financial Control & Accounting Group of the Company (current) Executive Managing Director / Head of Financial Control & Accounting Group of MHBK (current)
(Definitions) MHBK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 5	Yasuyuki Shibata	New Appointment

Date of Birth	August 21, 1962 (Age 54)

Current Title and Assignment in the Company	Executive Officer General Manager of Risk Management Department

Number of Shares of Stock of the Company held	24,600 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	—

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in market business, risk management, etc. as a member of the Group since 1986. He is expected to be appointed as a Managing Executive Officer and the Head of Risk Management Group in June 2017, and the Company has selected him as a candidate for director based on the role to be delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2011	General Manager of Hong Kong Treasury Department of MHCB
July 2013	General Manager of Hong Kong Treasury Department of MHBK (Note 1)
April 2014	General Manager of Americas Treasury Division
April 2015	Executive Officer / General Manager of Americas Treasury Division
July 2016	Executive Officer / General Manager of Risk Management Department of the Company (current) Executive Officer / General Manager of Risk Management Department of MHBK (current)

(Definitions) MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd.
Status of Major Concurrent Office Executive Managing Director of Mizuho Bank, Ltd. (Mr. Shibata is expected to assume this position in late June 2017.)

Candidate No. 6	Ryusuke Aya	Reappointment / Internal Non-Executive Director

Date of Birth	May 20, 1960 (Age 57)

Current Title and Assignment in the Company	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

Number of Shares of Stock of the Company held	146,380 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc. as a member of the Group since 1984. He is expected to be a director who does not concurrently serve as executive officer subject to approval at this ordinary general meeting of shareholders, and the Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2012

Executive Officer / General Manager of Risk Management Division of the Company (until November 2013)

Executive Officer / General Manager of Risk Management Division of MHBK

Executive Officer / General Manager of Risk Management Division of MHCB

July 2013	Executive Officer / General Manager of Risk Management Division of MHBK (Note 1)
November 2013

Managing Executive Officer / Head of Risk Management Group of the Company (until June 2014)

Managing Executive Officer / Head of Risk Management Group of MHBK

Managing Executive Officer / In charge of Risk Management Group of MHTB

Managing Executive Officer / In charge of Risk Management Group of MHSC

April 2014	Executive Managing Director / Head of Risk Management Group of MHBK (current)
June 2014	Member of the Board of Directors, Managing Executive Officer / Head of Risk Management Group of the Company (current)

(Definitions) MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd. MHTB: Mizuho Trust & Banking Co., Ltd. MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

Member of the Board of Directors of Mizuho Bank, Ltd. (Mr. Aya is expected to assume the position of a Non-Executive Director in late June 2017.)

Candidate No. 7	Nobukatsu Funaki	Reappointment / Internal Non-Executive Director

Date of Birth	March 30, 1959 (Age 58)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held	37,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13 meetings (100%) The Audit Committee: 18/18 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting and business promotion, etc., as a member of the Group since 1981. Moreover, he has abundant auditing experience as a member of the Audit Committee of the Company. The Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

March 2010	Audit & Supervisory Board Member of MHCB (until June 2013)
April 2013	Audit & Supervisory Board Member (Outside Member) of MHSC (until June 2014)
June 2013	Audit & Supervisory Board Member of the Company
June 2014	Member of the Board of Directors (current)

(Definitions)
MHCB: Mizuho Corporate Bank, Ltd.
MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

None

Candidate No. 8	Tetsuo Seki	Reappointment / Outside Director

Date of Birth	July 29, 1938 (Age 78)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	21,100 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13 meetings (100%) The Compensation Committee: 13/13 meetings (100%) The Audit Committee: 18/18 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served as Representative Director and Executive Vice President of Nippon Steel Corporation; President (Representative Director) of the Shoko Chukin Bank, Ltd.; Chairperson of the Japan Corporate Auditors Association; and Chairperson of the Audit Committee of Japan Post Holdings Co., Ltd. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the Company’s effort to further enhance internal control systems and group governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive, etc.

Two (2) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) considering fundamental measures to secure the consolidated net income at a high level and (ii) enhancing the area management system in domestic branch strategy, and profit management methods.

Brief Personal Record

April 1963	Joined Yawata Iron & Steel Co., Ltd.
June 1993	Director of Nippon Steel Corporation
April 1997	Managing Director
April 2000	Representative Director and Executive Vice President
June 2003	Executive Advisor
June 2004	Senior Corporate Auditor
June 2006	Independent Director of Terumo Corporation (until September 2008)
March 2007	Outside Director of Sapporo Holdings Limited (until September 2008)
June 2007	Outside Director of Tokyo Financial Exchange Inc. (until September 2008)

October 2007	Chairperson of the Japan Corporate Auditors Association (until October 2008) Outside Director of Japan Post Holdings Co., Ltd. (until September 2008)
June 2008	Executive Advisor to Nippon Steel Corporation (until September 2008)
October 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
June 2013	General Advisor (current)
June 2015	Member of the Board of Directors (Outside Director) of the Company (current)
March 2016	Audit & Supervisory Board Member of Sapporo Holdings Limited (current)

Status of Major Concurrent Office

Audit & Supervisory Board Member of Sapporo Holdings Limited

Candidate No. 9	Takashi Kawamura	Reappointment / Outside Director

Date of Birth	December 19, 1939 (Age 77)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee

Number of Shares of Stock of the Company held	130,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 12/12 meetings (100%) The Compensation Committee: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served as Representative Executive Officer, Chairman, President and Chief Executive Officer and Director; Representative Executive Officer, Chairman and Director; and Chairman of the Board of Hitachi, Ltd. During that time, he explored how to implement corporate governance in line with global standards and spearheaded bold management reform and governance reform. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the Company’s effort to enhance group governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight.

Three (3) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Tokyo Electric Power Company Holdings, Inc., where he is expected to assume the office of the Chairman of the Board of Directors (outside director) in June 2017, and the Group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the Group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc. and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of the Company, are less than 1%, respectively.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) efficient business portfolio strategy, (ii) further pursuing reduction of costs, including streamlining and efficiently utilizing personnel and (iii) an internal audit focusing on management audit.

Brief Personal Record

April 1962	Joined Hitachi, Ltd.
June 1995	Director
June 1997	Executive Managing Director
April 1999	Executive Vice President and Representative Director
April 2003	Director (until June 2007)
June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
April 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
April 2010	Representative Executive Officer, Chairman and Director
April 2011	Chairman of the Board
April 2014	Director
June 2014	Advisor (until June 2016) Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office

Outside Audit & Supervisory Board Member of Nikkei Inc.

*1	Mr. Kawamura retired as an Outside Director of Nitori Holdings Co., Ltd. in May 2017.

*2	Mr. Kawamura is expected to retire as an External Director of Ichigo Inc. in May 2017.

*3	Mr. Kawamura is expected to retire as an Outside Director of CALBEE, Inc. in June 2017.

Candidate No. 10	Tatsuo Kainaka	Reappointment / Outside Director

Date of Birth	January 2, 1940 (Age 77)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	16,200 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 12/12 meetings (100%) The Compensation Committee: 13/13 meetings (100%) The Audit Committee: 17/18 meetings (94%)

Reason for Selecting Him/Her as a Candidate for Director

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the further enhancement of the corporate governance, compliance and risk management system of the Company, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Three (3) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, the Company believes he will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as an attorney-at-law, and the Group does not affect his independence, for reasons including that he or the law office to which he belongs, i.e., Takusyou Sogo Law Office, has not received any money or proprietary benefit from the Group other than the compensation receiving as an outside director of the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court, an attorney-at-law, etc., he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) optimizing staff allocation based on the long term perspective taking into account the recruitment plan, (ii) promoting the next-generation IT systems project planned with careful attention to safety and (iii) compliance.

Furthermore, as the Chairman of the Compensation Committee, he led the committee to make decisions on proposals, including proposals for compensation for each individual director, etc., of the Company, and an executive compensation system, etc., for the Company and the core subsidiaries.

Brief Personal Record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
November 2013	Member of the Board of Directors (Outside Director) of MHBK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of the Company (current)
(Definition) MHBK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 11	Hirotake Abe	Reappointment / Outside Director

Date of Birth	November 13, 1944 (Age 72)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	21,100 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016) (Note 3)	The Board of Directors: 13/13 meetings (100%) The Compensation Committee: 6/6 meetings (100%) The Audit Committee: 18/18 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served in positions such as CEO of Tohmatsu & Co., and he is currently active as a certified public accountant. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Two (2) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

Although he has not previously been engaged in management of a company other than in his career as an outside director and an outside audit & supervisory board member, the Company believes he will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above and his considerable expert knowledge concerning finance and accounting as a certified public accountant.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

With respect to the relationship between him, as a certified public accountant, and the Group, he or the accounting office to which he belongs, i.e., Certified Public Accountant Hirotake Abe Office, has not received any money or proprietary benefit from the Group other than the compensation receiving as an outside director of the Company. In addition, his relationship with the Group does not affect his independence, for reasons including that although there is a business relationship between a company where his close relative serves and the Group, the close relative is not an executive officer or a material employee, etc. of such company, and the percentage of sales gained through the business with the Group of the consolidated net sales of such company is approximately 1.7%.

Activities on the Board of Directors and Committees

By leveraging his extensive experience, deep insight and high level of expertise as a certified public accountant, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) penetrating goals and visions of the medium-term business plan to the group companies, (ii) properly operating the internal control system, including enhancement of the compliance system and (iii) strengthening the business collaboration with regional financial institutions in domestic branch strategy.

Brief Personal Record

January 1970	Joined Tohmatsu Awoki & Co.
June 1985	Temporarily transferred to Deloitte & Touche New York Office (until October 1992)
July 1990	Senior Partner of Tohmatsu & Co.
June 2001	CEO (until May 2007)
June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until December 2009)
January 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
June 2010	Outside Corporate Auditor of CONEXIO Corporation (current)
September 2010	Visiting Professor, Chuo Graduate School of International Accounting (until March 2012)
June 2011	Outside Corporate Auditor of Honda Motor Co., Ltd. (until June 2015)
October 2012	Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION (until June 2016)
June 2015	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office

Certified Public Accountant Hirotake Abe Office

Outside Corporate Auditor of CONEXIO Corporation

Candidate No. 12	Hiroko Ota	Reappointment / Outside Director

Date of Birth	February 2, 1954 (Age 63)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee

Number of Shares of Stock of the Company held	5,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	The Board of Directors: 13/13meetings (100%) The Nominating Committee: 12/12 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

She has served in positions such as Professor of the National Graduate Institute for Policy Studies and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as the Chairman of the Regulatory Reform Promotion Council of the Cabinet Office and a member of the Government Tax Commission. The Company proposes to appoint her as an outside director based on its conclusion that she will be able to significantly contribute to, among others, strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience, deep insight and high level of expertise, which includes the ability to see things from macro perspective (e.g., from a public policy and economic policy perspective) and a high level of awareness of the problems that must be resolved for the revival of the Japanese economy.

Three (3) years will have passed since her assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

Although she has not previously been engaged in management of a company other than in her career as an outside director, the Company believes she will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above.

His/Her Independence

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, she made proactive suggestions concerning, among others, the significance of (i) the “structural reform type operational excellence” aiming at improving productivity, (ii) head office reform, including downsizing head office functions and (iii) the business portfolio strategy which further clarifies focus and streamline areas.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for the basic management policy of the Group.

Brief Personal Record

April 1996	Associate Professor, the Graduate School of Policy Science, Saitama University
October 1997	Associate Professor, National Graduate Institute for Policy Studies
April 2001	Professor, National Graduate Institute for Policy Studies
April 2002	Director for Economic Research, Cabinet Office
March 2003	Deputy Director General for Economic Research, Cabinet Office
April 2004	Director General for Economic Research, Cabinet Office
August 2005	Professor, National Graduate Institute for Policy Studies
September 2006	Minister of State for Economic and Fiscal Policy
August 2008	Professor, National Graduate Institute for Policy Studies (current)
April 2009	Vice-President, National Graduate Institute for Policy Studies (until March 2011)
June 2014	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office Professor of National Graduate Institute for Policy Studies Outside Director of JXTG Holdings, Inc. Outside Director of Panasonic Corporation

Candidate No. 13	Izumi Kobayashi	New Appointment / Outside Director

Date of Birth	January 18, 1959 (Age 58)

Current Title and Assignment in the Company	Member of the Risk Committee (Outside Expert)

Number of Shares of Stock of the Company held	0 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2016)	—

Reason for Selecting Him/Her as a Candidate for Director

She has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd., and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. The Company proposes to appoint her as an outside director based on its conclusion that she will be able to significantly contribute to, among others, strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience and deep insight that she has cultivated in Japan and overseas.

His/Her Independence

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company. Since July 2014, she has served on the Risk Committee of the Company as an outside expert. The Risk Committee is an advisory body that provides advice for the Company’s Board of Directors to supervise and make decisions regarding risk governance and to supervise the status, etc. of risk management, and she has received the prescribed compensation in connection with her service as a member of the Risk Committee. By its nature, this does not affect her independence.

Brief Personal Record

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director, Merrill Lynch Japan Securities Co., Ltd. (until November 2008)
July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency, the World Bank Group
July 2013	Outside Director, ANA HOLDINGS INC. (current)
November 2013	Outside Director, Suntory Holdings Limited (until March 2017)
June 2014	Outside Director, Mitsui & Co., Ltd. (current)
July 2014	Member of the Risk Committee of the Company (Outside Expert) (current)
April 2015	Vice Chairperson, Japan Association of Corporate Executives (current)
June 2016	Member of the Board of Governors, Japan Broadcasting Corporation (current)

Status of Major Concurrent Office Outside Director of ANA HOLDINGS INC. Outside Director of Mitsui & Co., Ltd. Member of the Board of Governors of Japan Broadcasting Corporation

(Notes)	1.	The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

	2.	With respect to Mr. Koichi Iida, his attendance at the meetings of the Board of Directors that were held during the fiscal year 2016 after his appointment as a director of the Company in June 2016 is stated.

	3.	With respect to Mr. Hirotake Abe, his attendance at the meetings of the Compensation Committee that were held during the fiscal year 2016 after his appointment as a member of the Compensation Committee in October 2016 is stated.

	4.	Liability Limitation Agreement with outside directors
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into liability limitation agreements with five (5) candidates for outside director, Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. The Company intends to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above five (5) candidates, upon their appointment at this ordinary general meeting of shareholders. The Company also intends to enter into similar liability limitation agreement with the candidate for outside director, i.e., Ms. Izumi Kobayashi, upon her appointment at this ordinary general meeting of shareholders.

	5.	Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota are “independent directors” required by the Tokyo Stock Exchange, Inc., and Ms. Izumi Kobayashi will also be registered as an “independent director” in the Tokyo Stock Exchange, Inc.

	6.	If this proposal is adopted, the Company expects the designation of the Chairman and the Deputy Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Ryusuke Aya

Nominating Committee members: Takashi Kawamura (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hiroko Ota and Izumi Kobayashi

Compensation Committee members: Tatsuo Kainaka (Chairman), Tetsuo Seki, Takashi Kawamura and Hirotake Abe

Audit Committee members: Tetsuo Seki (Chairman), Tatsuo Kainaka, Hirotake Abe, Ryusuke Aya and Nobukatsu Funaki

Risk Committee* members: Ryusuke Aya (Chairman), Izumi Kobayashi and Hidetaka Kawakita (Outside Expert)

(* an advisory body)

	7.	The age of directors indicates their age on their last birthdays at this ordinary general meeting of shareholders.

8.	Mr. Tetsuo Seki served as the President (Representative Director) of the Shoko Chukin Bank, Ltd. from October 2008 to June 2013. On May 9, 2017, with respect to the case of illegal practices that occurred in relation to its verification of the requirements for the crisis response operations, the Shoko Chukin Bank, Ltd. received administration action pursuant to Article 59 of the Shoko Chukin Bank Limited Act and Article 24 of the Japan Finance Corporation Act from the Ministry of Economy, Trade and Industry, the Ministry of Finance, the Financial Services Agency and the Ministry of Agriculture, Forestry and Fisheries.

9.

Mr. Takashi Kawamura served (and retired later in June 2016) as a Corporate Auditor of Japan Nuclear Fuel Limited. This company reported to the Tohoku Bureau of Telecommunications of the Ministry of Internal Affairs and Communications on the failure of Japan Nuclear Fuel Limited to apply for permission regarding installation of a part of equipment utilizing high frequency current, etc., in accordance with the Radio Act, following the “Request for Report in accordance with Article 81 of the Radio Act” (To-Tsu-Kan No. 55) issued by the Tohoku Bureau of Telecommunications of the Ministry of Internal Affairs and Communications in March 2016. This company received a stern warning from the Director-General of the Tohoku Bureau of Telecommunications under “Compliance with the Radio Act (stern warning)” of (To-Tsu-Kan No. 233) dated on October 21, 2016 with respect to installation and operation of equipment utilizing high frequency current without permission from the Minister for Internal Affairs and Communications during the period from March 1992 to March 2016.

Mr. Kawamura is not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light and until he retired, he carried out his responsibilities as an outside corporate auditor by, among other acts, advising to strengthen the internal audit system.

10.	Mr. Hirotake Abe currently serves as an Outside Corporate Auditor of CONEXIO Corporation. This company received a correction order from the Ministry of Internal Affairs and Communications under the Act for the Prevention of Illegal Mobile Phone Use in May 2016. Mr. Abe is not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he has been carrying out his responsibilities as an outside corporate auditor by, among other acts, advising this company to strengthen the compliance system.

Overview of Independence Standards of Outside Directors of MHFG

1.	An outside director shall not be an executive director, an executive officer, a specialist officer, or an employee (“a person performing an executive role”) of the Company or its current subsidiaries nor has been a person performing an executive role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer, a specialist officer, or an employee of a company for which the Company is a principal shareholder.

2.	(1) An outside director shall not be a person or its parent company or material subsidiaries to whom the Company or its core subsidiaries are principal business counterparties nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

(2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of the Company or its core subsidiaries nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

3.	An outside director shall not be a person performing an executive role of an entity that receives donations, etc., the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from the Company or its core subsidiaries.

4.	An outside director shall not be a person performing an executive role of a company or its parent company or subsidiaries to which directors are transferred from the Company or its subsidiaries.

5.	An outside director shall not currently be an accounting auditor or an employee, etc., of such accounting auditor of the Company or its subsidiaries nor has been in charge of the audit of the Company or its current subsidiaries as an employee, etc., thereof for the most recent three years.

6.	An outside director that is a lawyer or a consultant, etc., shall not receive greater than or equal to JPY 10 million per year on a three-year average from the Company or its core subsidiaries other than compensation for officers nor shall be an employee, etc., of an advisory firm such as a law firm, to whom the Company or its core subsidiaries are principal business counterparties.

7.	An outside director shall not be a close relative of the directors, executive officers, specialist officers, or “Sanyo” (the highest rank for a non-executive employee), Advisor, Executive Advisor or others that are employees etc. who have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of the Company or its current subsidiaries nor close relatives of such directors, executive officers, specialist officers, or Person Equivalent to an Officer, within the past five years nor its close relative shall satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material case).

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.	Even in the event that a person does not satisfy items 2 through 7 set forth above, the Company may appoint as its outside director a person who it believes to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to why it believes such person qualifies as an outside director with sufficient independence.

*	“Core subsidiaries” of the Company indicate Mizuho Bank Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

*	“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for the Company) of each of the three fiscal years including the most recent fiscal year.

<Shareholders’ Proposals (Proposals 3 through 19) Pages 47 through 83 >

These proposals have been made by certain shareholders.

Proposals 3 through 18 have been made by two (2) or more shareholders.

Proposal 4 comprises a proposal with a similar purpose and was made by two (2) or more shareholders; however, as the reasons for proposal differ, both of those reasons are stated there.

Proposal 19 has been made by one (1) shareholder.

We have reproduced each proposal as it originally appears, without making any changes to the factual understanding of the proposer(s) or omissions and errors. However, with respect to the places that may affect reputation and privacy of third parties, we have refrained, in part, from stating the real names of such third parties.

What is a Shareholder Proposal?

Under the Companies Act, a Shareholder’s Right to Propose is recognized on condition that certain requirements are satisfied.

When these proposals are made, the Company is required to insert the proposals in this convocation notice regardless of the content thereof, except for the case where there is any breach of laws and regulations or the Articles of Incorporation.

As a result of considering matters based on the above, this fiscal year, the Company inserted in this convocation notice all of the proposals made by certain shareholders; however, the Board of Directors of the Company opposes all of those proposals.

Please exercise your voting rights after reading the opinions of the Board of Directors of the Company stated on the following pages.

Proposal 3: Partial amendment to the Articles of Incorporation (Organizations that determine dividends from surplus, etc.)

1.	Details of Proposal

It is proposed that Article 47 of the Articles of Incorporation be changed as described below:

Current version

The Company shall determine distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

Proposed version

The Company may determine distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

2.	Reasons for Proposal

When the Company made an amendment to the Articles of Incorporation on the occasion of its transformation into a Company with Committees three years ago, the organization that determines dividends from surplus was changed to the Board of Directors. Such change was a deceptive act intended to include unrelated content in the proposal to amend its Articles of Incorporation. In fact, Mitsubishi UFJ Financial Group has not prohibited a general meeting of shareholders from deciding dividends even after its transformation to a Company with Committees the year before last. The Company deprived its shareholders of the right to express their opinion regarding dividends at the general meetings of shareholders. Predictably, the Board of Directors will argue that the shareholders, if they are not satisfied with the level of dividend, could refrain from reappointing the directors, whose term of office is a year. However, there may be quite a number of shareholders who are not satisfied with the level of the dividends, but do not feel it is necessary to replace the directors, and it is unreasonable to deprive such shareholders of their opportunity to express their opinions. While the Board of Directors may determine the amount of dividends, the shareholders should also be able to make proposals regarding dividends, and the shareholders, at the general meetings of shareholders, should be able to determine which is more appropriate. At the general meeting of shareholders last year, this proposal received recommended approval of ISS, and was agreed to by the shareholders holding 48% of the voting shares.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

The Board of Directors of the Company opposes this proposal.

A detailed explanation of the opinion of the Board of Directors of the Company are given in the following pages.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

(Summary of the Opinion of the Board of Directors)

The Board of Directors of the Company took seriously the voting results of the general meeting of shareholders last year with respect to the organizations that determine dividends, and after careful examination and discussions, opposes the proposal for the following reasons:

•

In order for the Company to comply with increasingly complex international financial regulations and other requirements, decisions regarding the Company’s capital and dividend policies should be made comprehensively in conjunction with the Company’s management policy.

•

In order to maximize the corporate value of the Company in the mid- to long-term, it is most appropriate for the Board of Directors of the Company, given its high level of expertise, to determine capital and dividend policies comprehensively based on focused discussions.

•	The Board of Directors of the Company has in place a robust system to fulfill its fiduciary duties to shareholders.

•	The Company has disclosed its specific dividend policy, and its decision-making process for dividends is highly transparent.

•	The Company will continue its efforts to engage with and provide disclosure to shareholders and investors.

(Severe Business Environment and Stringent International Financial Regulations)

As the Company is identified as a G-SIB (Globally Systemically Important Banks), the Company is strictly required to comply with global financial regulations, such as the Basel regulatory frameworks, including capital adequacy requirements. While the stability of financial systems is becoming an extremely important matter as a result of various experiences such as the Lehman Shock, the complexity of global financial regulations is increasing and there are continuing discussions on strengthening of the regulations. Moreover, given the increasing uncertainty in the current political and economic climates, it is becoming more important than ever before to assess and analyze all relevant information and make informed decisions with respect to the optimal capital and dividend policies for the Group comprehensively with the Company’s management policy.

(Necessity and Appropriateness of the Board of Directors as the Sole Body to Determine Dividends)

According to Japan’s Corporate Governance Code, when the Board of Directors is capable of adequately fulfilling its fiduciary duties to shareholders, delegating a part of the decision-making process to the Board of Directors “may at times be a rational choice in order to secure flexible decision-making and expertise in making business decisions” (Supplementary Principle 1.1.2) and at most Japanese companies with three committees (Nominating Committee, Compensation Committee, and Audit Committee), decisions on dividends are made solely by the board of directors.

Discussions held at the Board of Directors Meetings, etc., Regarding Organization that Determines Shareholder Return Policy, Dividends from Surplus, etc.

Jul. 2016	Outside Directors Session	• Confirmed appropriateness of the Board of Directors acting as the only organization to determine dividends.

Aug. 2016	Board of Directors Meeting	• Shared opinion of investors and discussed future actions and policies.

Sep. 2016	Board of Directors Meeting	• Discussed content of explanations to shareholders.

Nov. 2016	Board of Directors Meeting	• Determined mid-term dividend and discussed additional disclosure of information.

Jan. 2017	Outside Directors Session	• Confirmed feedback received from investors and discussed future actions and policies.

Feb. 2017	Board of Directors Meeting	• Discussed shareholder return policy together with fiscal year business plan for 2017.

Apr. 2017	Board of Directors Meeting	• Discussed dividends (shareholder return policy)

May 2017	Board of Directors Meeting	• Determined dividend for fiscal year 2016 and dividend forecasts for fiscal year 2017.

As described above, given the uncertainty of the current political and economic environments, and the necessity for the Company to comply with increasingly complex international financial regulations, it would be very difficult to make such complex decisions on capital and dividend policies within the context of the Company’s management policy at the general meeting of shareholders held once a year. In fact, the Board of Directors holds multiple discussions on capital and dividend policies when formulating mid-term and annual business plans. If such matters are to be resolved at the general meeting of shareholders, depending on the level of dividend, there may be a risk of infringing regulations, for example, the capital adequacy requirements, causing material impact to the mid- to long-term interests of shareholders.

The Board of Directors, consisting of members with extensive experience and expert knowledge, has an established system of holding in-depth discussions on all matters concerning management (macroeconomics, profit forecasts, capital regulations, etc.) and, where necessary, obtains advice from the Risk Committee. Additionally, the majority of the members of the Board of Directors of the Company are Non-Executive Directors, including 6 Outside Directors, and the chairperson of the Board of Directors and all of the members of the Nominating Committee and Compensation Committee are Outside Directors; therefore, the Board of Directors maintains a high level of independence whereby it can fulfill its roles and responsibilities regarding corporate governance.

The Company has established a robust corporate governance system that enables the Board of Directors to fulfill its fiduciary duties to shareholders. Consequently, similar to many other companies with three committees, having the Board of Directors — not the general meeting of shareholders — make material business decisions on matters including dividends based on comprehensive assessment of the capital management policy in conjunction with the Company’s management policy would enhance corporate value in the mid- to long-term and thus maximize shareholder returns.

In addition, the Company maintains a highly transparent decision-making process for dividends by disclosing its dividend policy, which sets a dividend payout ratio of approximately 30% as a guideline, as well as the description of how the resolution regarding the level of dividend was reached.

(Acceleration of Dialogue with Investors and Enhancement of Information Disclosure)

The Board of Directors of the Company took seriously the voting results of the general meeting of shareholders last year with respect to the organizations for determining dividends. The outside directors shared their views concerning this matter at the Outside Director Session consisting solely of outside directors, and the matter was subsequently discussed extensively at multiple meetings of the Board of Directors. Additionally, the Board of Directors has been conducting proactive engagements with shareholders and investors, expressing its views to shareholders and investors while receiving important suggestions from them and the Board of Directors is promptly taking necessary actions in response to such feedback. The Company will continue to strengthen its efforts in further accelerating dialogue and conducting information disclosure.

(Firm Determination of the Board of Directors)

Each member of the Board of Directors of the Company recognizes the gravity of being entrusted with the management of the Company by virtue of being elected to the Board through the general meeting of shareholders each year, and will make every effort in managing the Company with a strong sense of responsibility to the shareholders by making the most appropriate determination for the mid-to long-term benefit of the shareholders, including with respect to dividends.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to make the proposed changes to the provisions of the Articles of Incorporation.

*	Similar to the Company, these companies with three committees provide in their articles of incorporation that the determination of dividends from surplus, etc., shall be made “solely by the board of directors, not by a resolution of a general meeting of shareholders.”

Proposal 4: Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

(1) The Group holds equity portfolio of JPY 3.5 trillion or more on a consolidated basis and recognized Net Losses related to Stocks in the amount of JPY 400 billion or more in fiscal year 2008, thereby contributing to demands for large amounts of capital increases, which were conducted twice. Although the most basic point is to reduce the amount of its holding shares, with respect to continuous shareholding, risk management and value enhancement measures to avoid impairment of stock value are necessary. Nevertheless, in the past, actions that were strikingly lacking in economic rationality, such as consistently opposing the shareholders’ proposals for dividend increases in Sanyo Engineering & Construction (the company has continued to have an extremely low ROE (return on equity) ratio over a period of many years and management is handed down by hereditary succession), were continuously taken in the course of exercising voting rights of shares held for strategic reasons. In the case where there is collusion between the Group and its business partners, voting rights are quite likely to be prevented from being exercised objectively and rationally. This means that asset management is conducted against the common interests of the shareholders. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice. At the general meeting of shareholders last year, this proposal received recommended approval of ISS, and was agreed on by the shareholders holding 27% of the voting shares.

(2) As the Group holds equity portfolio of several trillions on a consolidated basis, with respect to continuous shareholding, risk management and value enhancement measures to avoid impairment of stock value are necessary. Nevertheless, actions that were strikingly lacking in economic rationality, such as blindly approving the company’s proposals presented by a listed company that has continued to have a low ROE ratio over a period of many years, were continuously taken in the course of exercising voting rights of shares held for strategic reasons. Recently, as shown in the establishment of the Stewardship Code by the Tokyo Stock Exchange, Inc. and the Financial Services Agency, duty of institutional investors (including banks), as managing trustees of assets, to corporations to be invested in has been specified in a form of a soft law, and the necessity of dialogue between institutional investors and listed companies has been stressed. Internationally, the fact that such reform is being implemented in “capital markets in Japan (where a series of unprecedented decisions, including the decision in Murakami Fund case, were given)” is highly appreciated. Enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons. At the general meeting of shareholders of Mizuho Financial Group, Inc. in 2015, a similar proposal was agreed on by the shareholders holding 34% of the voting shares.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

With regard to decisions on exercising the voting rights of shares held for strategic reasons by the Company and Core Subsidiaries (*), it is necessary to make comprehensive decisions through discussions with the issuing companies and verification with independent specialized departments, from the following viewpoint.

-

Whether the issuing company has established an appropriate governance structure, and whether such company has made appropriate decisions leading to an increase in the medium- to long-term corporate value of such company

-	Whether such decision contributes to an increase to the corporate value of the Group.

In particular, with respect to a proposal that may affect corporate value and the shareholders’ interests, approval or disapproval is to be decided comprehensively after confirmation of such proposal’s purpose and policy for the improvement of the corporate value. The above policy is disclosed in the Corporate Governance Report, and thus far, there has been no irrational exercise of voting rights that is contrary to such policy and impairs the corporate value of the Group.

The Group will make continued efforts to ensure that voting rights are exercised appropriately based on the above policy. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

(*)	“Core Subsidiaries”: Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Proposal 5: Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to individual officers)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall be obliged to disclose annually in its Business Report and Annual Securities Report the amounts and details of compensation for individual officers and each of the disclosed amounts that was evaluated on a Japanese yen basis.

2.	Reasons for Proposal

Disclosure of the amount and details of compensation for individual officers is quite important for shareholders who wish to check whether the amount of compensation paid by a company is appropriate from the perspective of maximization of shareholder’s interests. In capital markets in major industrialized countries other than Japan, disclosure of compensation for individual officers is a matter of course and has never presented any inconvenience to investors, and equity indexes in such capital markets show high return that far exceeds the return shown by the Nikkei Stock Average in Japan for the past twenty years. In Japan, the real problem does not lie in high amount of compensation for officers but lies in the compensation system that is irrelevant to the medium-to long-term shareholder value. If the compensation for individual officers will be disclosed, measurement of cost-effectiveness would become easier. A similar proposal to this one made to the general meeting of HOYA CORPORATION in 2011 was agreed by its shareholders holding 48.47% of the voting shares, and the Company will attract positive attention if it discloses the compensation for individual officers well ahead of its time.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Company considers the executive compensation for Directors, Executive Officers and Specialist Officers (“Officers” unless otherwise expressed) to be one of the most important factors in corporate governance. For such reason, the Compensation Committee exclusively comprised of Outside Directors has established the Mizuho Financial Group Compensation Policy (see page 128), and determines the amount of compensation for each individual Officer in accordance with such policy, aiming at having the Company’s compensation system (i) reflect the management environment and business performance of the Group and (ii) give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

Under such policy, the compensation system of the Company appropriately incentivizes each Officer to exercise his/her designated function to the fullest for the improvement of corporate value, by setting the percentage of variable compensation to total compensation for Officers responsible for business execution at 40%, and basically reflecting in compensation amounts such factors as degree of achievement of the annual business plan (consolidated net income, consolidated ROE, etc.) by each Officer. In addition to such reflection of performance levels, in order to align Officers’ interests with those of the shareholders, the Company made 50% of the variable compensation amount performance-based stock compensation and adopted a system that enables deferred payments over three years and a decrease or forfeiture of the deferred amount, as a medium- to long-term incentive.

With respect to the disclosure of compensation, the Company believes that, in order to fulfill its responsibility to operate for the common benefit of the shareholders, it is more important to show how the compensation system of the Company functions as an incentive for improvement of corporate value than it is to disclose individual compensation amounts, which are nothing more than results. From such perspective, the Company publishes on its website, etc. the basic policy regarding compensation, the compensation system, an outline of compensation, its transparent and objective determination process of compensation, etc., which are contained in the Mizuho Financial Group Compensation Policy mentioned above.

In addition, with respect to the disclosure of compensation for individual Officers, the Company has disclosed, in accordance with laws and regulations, amounts of individual compensation for Directors and Executive Officers as defined in the Companies Act who received consolidated compensation of JPY100 million or more (if any), aggregate amounts of compensation paid to Directors and Executive Officers as defined in the Companies Act and the number of such persons. Therefore, the Board of Directors believes that the Company has provided information that enables one to obtain an appropriate understanding of the objectiveness and rationality of compensation amounts and the relationship between performance and compensation amounts.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to change the provision of the Articles of Incorporation as proposed.

Proposal 6: Partial amendment to the Articles of Incorporation (Separation of the Chairman of the Board of Directors and CEO)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In principle, the Chairman of the Board of Directors is prohibited from acting concurrently as CEO, and only an Outside Director shall act as Chairman of the Board of Directors. With regard to an exception in special circumstances that allows such concurrent duties, a written disclosure to shareholders in a convocation notice of a general meeting of shareholders or reference materials for a general meeting of shareholders is necessary explaining why it is in the best interests of shareholders to allow such concurrent duties. In such case, an instructive Outside Director must be appointed. The role of the instructive Outside Director shall be determined by the Board of Directors and disclosed to shareholders.

2.	Reasons for Proposal

Since a CEO has power over resources within its company and personnel matters, etc. and should be in a position to be subject to closest monitoring, a company should preferably avoid to have the chairman of the board of directors also act as a CEO because it is contrary to the trend that should be globally adopted for the strengthening of corporate governance. Under the current system, it is suspected that the executive employees who have authority over personnel matters, etc., such as Representative Executive Officer, are virtually able to have great influence on choice of information for decision by the Board of Directors and each Committee. However, those are the tasks that should be implemented by the Chairman of the Board of Directors independent from the President, etc., and the Chairman of the Board of Directors is required to spend longer hours administering a company than other Outside Directors In North America, the purpose of this proposal is a standard view of researchers of corporate governance and practitioners (in “Points to be Checked for Corporate Governance of Board of Directors from Perspective of Shareholders (kabunushi-no shiten ni yoru torishimariyakukai corporate governance checkpoint)” in “CFA Examination Handbook (CFA juken handbook) (Level II)” by Tadashi Ono (Kinzai Institute for Financial Affairs, Inc., 2004, p.177), independence of the chairman of the board of directors is the second check item), and an instructive outside director is a well-known concept.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Board of Directors of the Company established the Corporate Governance Guidelines, which can be positioned as the top priority of the regulations relating to management supervision, as the guidelines that indicate the fundamental perspectives regarding corporate governance in the Group and provide for the basic policy, framework, and governing policies of the corporate governance system in the Company, and, as a commitment to all stakeholders of the Group, made them publicly available by putting them on the Company’s website.

In Article 9 of the Corporate Governance Guidelines, it is provided that “the Chairman of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise the management.” In fact, after the transformation to a Company with Three Committees, Ms. Hiroko Ota, who is an Outside Director, assumed the office as the Chairman of the Board of Directors, and CEO does not act concurrently as the Chairman of the Board of Directors.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to change the provision of the Articles of Incorporation as proposed.

Proposal 7: Partial amendment to the Articles of Incorporation (Creation of a system enabling employees of the Company to be reinstated after running for office in national elections, local assembly elections and elections for the heads of local governments, etc.)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall allow its employees to run for national elections, local assembly elections and elections for the heads of local governments without taking retirement procedures, or shall establish a system to allow such employees to be reinstated after a certain period of their terms of public office.

2.	Reasons for Proposal

The poor quality of local assemblies, as indicated by the wailing prefectural assembly member and the member who made a sexist jeer, as well as the cases where employees who belong to labor unions of Tokyo Electric Power Company, etc. are serving as local assembly members while holding positions as regular employees, are attracting people’s attention. Participation in public organizations by persons with certain knowledge and experience, and a social infrastructure that enables such participation, are matters that should be recommended, and if employees of the Company were to serve as local assembly members or heads of local governments and then be reinstated in the Company, it would promote the diversity of human resources in the Company and the public service sector, and therefore it is considered desirable. The Company may have a system for seconding employees; however, generally, such system is used for seconding employees to organizations such as governmental authorities, and the Company should proactively promote measures to take the initiative in reconsidering the practices of lifetime employment and seniority-based payment, which have become a cancer. In the United States, there exists the White House Fellows program that was founded by Lyndon B. Johnson, the 36th President of the United States. Under this program, a person becomes an assistant to any top-ranking government official, such as the Vice President, the Assistant to the President and Members of the President’s Cabinet, and receives on-the-job training for one year. Employees of prestigious companies apply for this program, and it is common for such employees to be reinstated after they complete the program.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

As permitted by law, each individual has the right to run in public office elections as a candidate for public office, and the Group never prevents its employees from running in public office elections. In addition, if any employee is in a public office, treatment on an individual basis would be given taking into account his/her wishes, including application of the leave of absence system.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 8: Partial amendment to the Articles of Incorporation (Disclosure of the policy on and results of officer training)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The policy regarding officer training provided by the Company and its consolidated subsidiaries shall be disclosed.

2.	Reasons for Proposal

The brief personal records of the candidates described in the convocation notice, and the information required by the Tokyo Stock Exchange, Inc. to be disclosed, are not sufficient to determine the qualification of each candidate when voting rights are exercised for the selection of officers. Monitoring and supervising the Company as a whole is different from executing businesses in each department, and it is necessary to be well-acquainted with officers’ duties, including the prevention of scandals. The degree of such knowledge and the attitude held by, not only candidates for outside officer, but also candidates inside the Company who constitute the majority of the candidates, is not clear. Therefore, the disclosure of the policy on officer training (at least as to whether officer training by a disinterested party is to be conducted or not) would enable shareholders to determine the qualification of candidates better. Scandals caused by officers promoted within the Company are generally due to such officers’ failure to understand their obligation as persons who are given a mandate by shareholders, and director training appears as one of the points to be checked in corporate governance textbooks in Europe and the United States. At the general meeting of shareholders of Mizuho Financial Group, Inc. in 2013, a similar proposal was agreed on by the shareholders holding 28% of the voting shares.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Company provides Directors, Executive Officers on a continuing basis with “opportunities to acquire and improve knowledge” that is necessary to fulfill their expected roles and duties. During Fiscal Year 2016, the Company conducted training sessions regarding “compliance and customer protection,” “information management,” “business continuity management” and “human rights awareness,” etc.

Regarding Outside Directors, Article 6 of the “Corporate Governance Guidelines” of the Company (see Proposal 6) sets forth that the Company shall “provide outside directors on a tailor-made basis with opportunities through which they can acquire necessary knowledge with respect to matters such as the business, financial affairs, and organizations of the Group, upon, and continuously after, their appointment as directors,” and the Company provides Outside Directors with opportunities for, among others, (i) intensive training for newly appointed Outside Directors upon their appointment, (ii) on-site observation by Outside Directors at domestic business promotion departments and branches and (iii) off-site meetings on management issues, which are meetings for executive officers to provide information and for facilitating mutual understanding.

The aforementioned major activities were stated in the Company’s “Corporate Governance Report,” which is published on its website, etc.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 9: Partial amendment to the Articles of Incorporation (Provision regarding the communications and responses between shareholders and directors)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall establish a system through which any shareholder who has important concerns may directly communicate with any individual Director including Outside Director(s), as well as the Nominating Committee, Compensation Committee, and Audit Committee without the knowledge of internal directors. Communication between shareholder(s) and individual Director(s) through Executive Officer(s), or employee(s) who are in the reporting line of such Executive Officer(s) should be avoided, except for the case where the purpose thereof is for record-keeping. In the case of record-keeping, the procedures for delivery of communications from the reception to the Board of Directors or each committee and for recording responses thereto shall be maintained and submitted upon the request of shareholders.

2.	Reasons for Proposal

It is important to enable shareholders to communicate with the Nominating Committee or Audit Committee without the knowledge of Executive Officer(s) as defined in the Companies Act. The Company should, among others, establish a system through which shareholders may independently recommend candidates for Director to the Nominating Committee. For example, if a shareholder attempts to notify the Audit Committee Office of any wrongdoing jointly committed by the Representative Executive Officer(s) and internal departments relating to corporate planning, such attempt could fail due to the relevant executive’s intervention. At the Company, when a shareholder sends the Audit Committee Office a notice of wrongdoing committed by Executive Officer(s) as defined in the Companies Act via content-certified mail, it is not certain whether or not employees, including the Representative Executive Officer(s), will even transfer such record to the Audit Committee. Please see, for example, as reference material for this proposal, page 35 of “Global Principles of Accountable Corporate Governance” dated April 21, 2008, by the California Public Employees’ Retirement System (CalPERS), as the opinion of an institutional investor. “Phony governance” should cease for the next-generation (our children’s or grandchildren’s generation).

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Company provides for the establishment of the Corporate Secretariat, which is an organization dedicated to business related to the secretariat of the Board of Directors (including business related to supporting each Director), in Article 9 of “Corporate Governance Guidelines” (see Proposal 6) and provides, in the Company’s regulations, that the General Manager of the Corporate Secretariat shall follow the instructions of Directors. In addition, the Company established the Audit Committee Office that carries out business related to the secretariat of the Audit Committee and provides, in the Company’s regulations, that the General Manager of the Audit Committee Office shall follow the instructions of members of the Audit Committee. Therefore, communications between shareholders and each Director or each committee are appropriately dealt with by such Corporate Secretariat and Audit Committee Office.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 10: Partial amendment to the Articles of Incorporation (Provision regarding the system for direct recommendation of candidates for Directorship to the Nominating Committee by shareholders and equal treatment)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Shareholders may directly recommend candidates for Directorship to the Nominating Committee without the knowledge of Executive Officers. The process therefor shall be made public and the candidates nominated by shareholders shall be evaluated by the same standards as those used for the candidates independently nominated by the Nominating Committee.

2.	Reasons for Proposal

The Nominating Committee should always perform its duty aiming at the optimal constitution of the Board of Directors. It is desirable that shareholders nominate, free of charge, new candidates for Directorship having the same abilities, as the cost will be less than the case where recruiting companies are used. The Company has only produced mediocre results as compared to equity indexes such as the Nikkei Stock Average. In terms of the duty of due care as a good manager or the fiduciary duty of the Director, if, despite the existence of more favorable candidates for Directorship, the Nominating Committee nominates friends of its members who are less appropriate as candidates for Directorship it could be subject to a derivative action, etc. In addition, the Nominating Committee of the Company has failed to nominate, for example, highly-capable personnel under the age of 50 as candidates for Directorship, and has failed to achieve the level of one-third or more of candidates for Directorship being female or from a sexual minority. Therefore, this proposal is expected to improve the problem with respect to securing diversity of the Board of Directors.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

Pursuant to the Companies Act, shareholders who satisfy certain requirements are granted a right to make shareholder proposals and a right to propose candidates for Directorship is also secured.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 11: Partial amendment to the Articles of Incorporation (Regarding the inclusion of shareholder proposals in a convocation notice, etc., with the upper limit on such proposals being 100 at minimum)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

If the Company receives request to notify shareholders of shareholder proposals under Article 305 of the Companies Act, the Company shall insert the titles, the details of, and the reasons for, the proposals which are legal in the convocation notice of, or the reference materials for, the general meeting of shareholders with the upper limit on such proposals being 100 at minimum.

2.	Reasons for Proposal

In the settlement negotiations for a lawsuit seeking revocation of a resolution at a general meeting of shareholders of a company listed on JASDAQ, in which the Supreme Court ultimately ruled in favor of the shareholders, Mr. A, an expert on the Companies Act who has currently been disciplined with a two-year suspension of practicing law, and others stated to one of the shareholder proposers that although the legality of the proposals or the proposer’s qualification requirements to make the proposal would be reviewed, if 100 proposals or less were made, all legal proposals would be inserted in the notice, and submitted a document to such effect to one of the proposers. In particular, in the first place, if (complete) electronic processing of the convocation process or exercise of voting rights, etc., is implemented, a shareholder would have to approve only the proposals that he/she would like to vote for in order to express his/her opinion, even if there are 100 proposals. The restriction on the number of proposals is an outdated view lacking an understanding of the developments in voting technology, including fintech blockchain technology during the recent period in which the importance of communication between shareholders and the Board of Directors is emphasized.

(Company’s Note) The details and reasons of the proposal are, except for certain proper names, as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

Pursuant to the provisions of laws and regulations, the Company has been dealing with shareholder proposals appropriately, which are duly submitted pursuant to Article 303 of the Companies Act.

Although the Company is aware of the opinion that we should set a limit on the number of shareholder proposals that shareholders may submit, the Company understands that it is a matter to be examined in future discussions concerning the amendment of the Companies Act.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 12: Partial amendment to the Articles of Incorporation (Establishment of a liaison for reporting concerns to the Audit Committee)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

A liaison for whistle-blowing within and from outside the Company with respect to the Board of Directors, Executive Officers and employees of the Company shall be established at the Audit Committee, and the process thereof shall be disclosed inside and outside the Company. In-house members of the Board of Directors, Executive Officers and employees who are under the chain of command of in-house members of the Board of Directors or Executive Officers may not engage in the process and handling of whistle-blowing.

2.	Reasons for Proposal

Corporate scandals caused by management executives are likely to be more serious from the view point of the amount of money. Although the Board of Corporate Auditors and Outside Directors are established to supervise execution of business within the Company, there is room to assume collusion between the Board of Corporate Auditors and Outside Directors. In fact, the Company has been, in spite of the concerns raised by shareholders, neglecting to address a case where the management of Company C, who is a relative of Mr. B, has repeatedly engaged day and night in committing illegal acts buying sexual services from prostitutes, including minors, and acts which are contrary to public order and morals. Following the law in form is not sufficient for the purpose of compliance; it is required that it is in agreement with comprehensive social conventions and social norms and it is “responding to changing demands of society,” not “legal compliance” (Nobuo Gohara, a former public prosecutor), and as to the aforementioned case of the Company, we would have to say that the supervision of in-house members of the Board of Directors by Outside Directors and the Board of Corporate Auditors is not functioning effectively.

(Company’s Note) The details and reasons of the proposal are, except for certain proper names, as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

With respect to its Directors and employees, the Group has made every effort to ensure the soundness of the Group as a whole, through early identification of problems and prompt and appropriate handling in the case where there is an act in violation of laws and regulations, or the “Mizuho Code of Conduct,” etc., and the Company has established the “Compliance Hotline” inside the Company and at external law firms and specialized companies as liaisons to whom employees can directly make reports of problems concerning compliance. In addition, the Company has established the “Internal Controls and Audit Hotline” at external law firms to receive reports from inside and outside the Company.

As described above, the Company has made every effort to ensure the disinterested party characteristic and fairness of these systems through establishing multiple liaisons for reporting from within and outside the Company. In addition, the Audit Committee has also confirmed that the reporting system is appropriately constructed and managed by, among other things, the Audit Committee (full-time) confirming the status of receiving reports from the Hotline.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 13: Partial amendment to the Articles of Incorporation (Holding of executive management committee meetings consisting of only the Outside Director(s), at which the Representative Executive Officer(s) are not present)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Board of Directors shall hold executive management committee meeting(s) consisting of only Outside Directors, at which the representative directors or the Executive Officer(s) are not present, once or more a year, and report the activities thereof to shareholders at least once a year.

2.	Reasons for Proposal

In the Board of Directors of the Company, the Outside Director(s) invited by the management may potentially act in a state of unquestioning obedience to the management side, based on the information provided by the executives who are under the influence of the Representative Executive Officer(s), despite the fact that they earn a higher amount of compensation in comparison to the amount of time they spent working. In order to change this situation, it is proposed that executive management committee meetings consisting of only independent Outside Director(s), at which the Representative Executive Officer(s) are not present, shall be held regularly to hold discussion. This is also recommended, for example, by the governance principles of the California Public Employees’ Retirement System. If there exists only meetings at which the representative director(s) are present, it is difficult, psychologically speaking, to dismiss representative director(s) and/or point out problems. A proposal similar to this proposal obtained 33.91% approval at the general meeting of shareholders of HOYA in 2010. HOYA management stated, in the following year’s convocation notice for the general meeting of shareholders, that “internal rules were amended to reflect the purpose of the proposal in an appropriate manner” and it seems that effective changes occurred to a certain degree.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Company established the “Outside Director Session” by a resolution of the Board of Directors, when it transformed itself into the “Company with Three Committees” as one of the mechanism to reflect the frank opinions of the Outside Directors from an “outsider’s perspective” to its overall management to the maximum extent. “Outside Director Session” shall be held solely by Outside Directors once or more a year to discuss management issues, the operation of the Board of Directors, how the governance system should be maintained, etc.

In FY2016, the “Outside Director Session” was held twice solely by the Outside Directors to discuss the response by the Board of Directors with respect to the authorization for dividend payment, issues regarding the operation of the Board of Directors, the evaluation of the effectiveness of the Board of Directors (interim evaluation), matters requested to the executive officers in relation to the establishment of the annual business plan for FY 2017, etc., and the results of the sessions held was disclosed in the “Corporate Governance Report”.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 14: Partial amendment to the Articles of Incorporation (Implementation of semi-“entry-level recruitment” and establishment of an employment quota for career tracks or executive positions, etc., for women who interrupted their careers for childbirth or child rearing, etc.)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

As a measure to support women who interrupted their careers for childbirth or child rearing, etc., the Company shall establish an employment quota named semi-entry-level recruitment targeting persons in their thirties or forties and upward.

2.	Reasons for Proposal

In Japan, it is difficult for women who leave their jobs to experience childbirth or child rearing, etc. to return to their careers as permanent employees or career tracks or executive positions due to the inflexibility of the labor market and the custom of, wages based on seniority and lifetime employment. This is a social problem to be corrected, which could be called “collective maternal harassment” and is shameful from an international standard. As a solution to this problem, it is proposed that an employment policy be adopted where, in order for career development not to be influenced by life events such as childbirth or child rearing, the Company will consider and establish an employment quota for women who temporarily leave the labor market, etc. This employment policy is actually expected to have a positive influence on the stock value of the Company in the medium and long term since the Company will be able to maintain personnel with wide ranges of experience and diversity and such personnel may become candidates for executive positions. The government is considering various kinds of reform proposals; however, the labor market reforms end in mere sloganeering and almost no reforms have been implemented. Now is the time for a private company to launch an active reform campaign.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Group will actively promote “Diversity and Inclusion” to accept a diverse workforce and realize their growth and advancement, based on our view that, in order to improve our ability to respond to various changes in the environment and to realize sustainable growth, it is indispensable to actively adopt the perspectives, thinking and values held by a diverse workforce. As a part of this, we will continue to employ and promote personnel having various experiences and careers, including females, etc. who experienced childbirth or child rearing.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 15: Partial amendment to the Articles of Incorporation (Prohibition of discriminatory treatment of activist investors)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall not engage in discriminatory treatment of activist investors and shall direct its subsidiaries so that they do not engage in discriminatory treatment of activist investors.

2.	Reasons for Proposal

After the second Abe administration, the corporate governance code and the stewardship code were established, and the need for the management of listed companies to communicate with investors has been emphasized in order to increase the stock value in the medium- to long-term, which is also highly evaluated on an international basis, especially from overseas. However, the Japanese business community and legislative and administrative policymakers do not understand such evaluation, and furthermore, it cannot be denied that strong prejudice and discriminatory customary practices against “activist investors” still exist. Such discriminatory treatment also has an aspect that should be regarded as hate speech or infringement of property rights, which is a shameful situation from an international standpoint. To begin with, in developed countries, other than Japan, activist investors simply exercise their shareholders’ rights, which are recognized under company law, and engage in normal investment activities, and are, as a matter of course, proper investment objectives of institutional investors, including Harvard University and other universities investing their endowments and the California Public Employees’ Retirement System (CalPERS) and other pension funds.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

In its disclosure policy, the Company sets forth that “we place one of the highest management priorities on continuing to disclose information to our customers, shareholders, and investors both in and outside Japan in a fair, timely and appropriate manner, in order that they may form proper judgments and appraisals of the Group.” In addition, the Company endeavors to ensure opportunities to disclose information to and communicate with both domestic investors and foreign investors in a fair, timely and appropriate manner, such as actively holding meetings with investors not only in Japan but also overseas. The Company does not engage in discriminatory treatment of activist investors, as alleged in this proposal, nor do its subsidiaries do so.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 16: Partial amendment to the Articles of Incorporation (Establishment of special investigative committee on the matter of expressing the Company’s opinion on the recent actions by the Minister of Justice)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

With respect to the matter of the Minister of Justice having submitted a report which intends to enact a law to limit the shareholders’ rights to proposals to the Legislative Council, a special investigative committee shall be established, for the purpose of expressing a more appropriate opinion of the Company based on the exhaustive fact-findings, in order to make the Company’s position clear based on the truth and realize the common interest of shareholders in the medium to long term.

2.	Reasons for Proposal

A shareholder at the general meeting of Company D pointed out that the Minister of Justice, while he was unemployed, was being paid a salary, etc. by a company affiliated with the founding family of Company D. Until the previous year, this company had tried not to publish the “reasons for proposal.” However, in 2015, a court settlement was reached to publish the proposals almost in their entirety, and Company D admitted to the fact. On the other hand, the Minister of Justice, when interviewed by Shukan Shincho, asserted that it was false. Therefore, it appears that either Company D’s or the Justice Minister’s assertion is false. (There is no indication that the Minister of Justice took any legal action against Company D for asserting that it was false.) It is strongly suspected that the draft report to the Legislative Council to limit the shareholders’ rights to proposals submitted by the Minister of Justice would be caused by personal inconvenience, and it goes against the interests of the shareholders as well as the public and the principles set forth in the Stewardship Code, etc.; therefore, it should be absolutely objected. Additionally, the president of the affiliated company engages routinely in buying sexual services from hundreds of prostitutes, and it is suspected that the Minister of Justice is reluctant to have the information that he received profit from such an individual made public.

(Company’s Note) The details and reasons of the proposal are, except for certain proper names, as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

For any amendment to laws and regulations that would materially affect its business, appropriate measures are taken within the Group, mainly through concerned departments, etc., giving full attention to any developments related to such amendment.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 17: Partial amendment to the Articles of Incorporation (Establishment of special investigative committee on the matter of frozen bank accounts at the Shakujii Branch)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

A special investigating committee on compliance shall be established with respect to the matter of a woman’s bank account with a balance of over 10 million yen having been frozen at the Shakujii Branch of the Company, the money ultimately being deposited with the Legal Affairs Bureau (kyotaku).

2.	Reasons for Proposal

On September 4, 2007, the Shakujii Branch of Mizuho Bank refused to allow a female adult, holding a bank account at the branch, to withdraw money from the bank account despite her repeated demands. The Shakujii Branch stated: “We did not process the request because we could not verify that she was the true holder of the bank account.” On September 29, 2011, after having kept the account frozen for a long period of time, the Shakujii Branch proceeded to deposit the money with the Legal Affairs Bureau (kyotaku). The assertion of the bank personnel in charge of the bank account is only that, the bank account was frozen because it had been opened with the signature of the father of the woman, but the woman’s father’s tax accountant had for many years filed tax returns for the woman’s earnings and withheld taxes from stock dividends clearly under her name. It is obvious from normal understanding that this incident was caused as a result of grudges held against her father, who habitually bought sexual services from prostitutes and who also earned hundreds of millions of yen annually from dividend-earning stocks. Following the law in form is not sufficient compliance. “‘Not legal compliance’ but ‘responding to social demands” (Nobuo Gohara, a former public prosecutor).

(Company’s Note) The details and reasons of the proposal are, except for certain proper names, as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

In the case where an account holder is unable to be clearly identified as the true holder of a bank account, and there is doubt in relation to whom the account belongs, or any other similar cases, Mizuho Bank, Ltd. may deposit the bank account with an official depository pursuant to Article 494 of the Civil Code. This procedure, referred to as bensai kyotaku, is a procedure which exists under laws and regulations for performing settlement in the case where the correct obligee is unable to be identified and other similar cases.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 18: Partial amendment to the Articles of Incorporation (Establishment of a special investigative committee on the matter of the loan)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The establishment of a special investigative committee shall be established with respect to the loan agreement in which disbursements were made on June 23, 2014, in the total amount of 700 million yen.

2.	Reasons for Proposal

The Company entered into a loan agreement to lend as much as 700 million yen to Company E. However, the president of this company engaged routinely in buying sexual services from hundreds of prostitutes per year, including minors and women suspected of connections with antisocial forces, as well as hiring other women for a fee for arranging meetings with prostitutes. The individual who handles loans at the Company was actually aware that the president was involved in such antisocial activities, but ended up making the loan, perhaps for lack of a borrower with high ratings. Following the law in form is not sufficient for the purpose of compliance; it is required that it is in agreement with comprehensive social conventions and social norms and it is “responding to changing demands of society,” not “legal compliance” (Nobuo Gohara, a former public prosecutor). If the Company’s awareness of legal compliance is at such a level, the Company risks the possibility of criticism from overseas human rights organizations or may end up having to pay a large sum in damages. Making such loan is a problem, by our understanding.

(Company’s Note) The details and reasons of the proposal are, except for certain proper names, as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The “Credit Code” of the Company’s subsidiary banking companies, setting forth the basic code of conduct, basic view and criterion for judgment, etc., for engaging in the credit business, specifies to the effect that such subsidiary banking companies should avoid improper credit transactions that are contrary to their public nature.

At branches, etc., engaging in sales activities, it is designed so that improper credit transactions will not be executed by, among other measures, promulgating the aforementioned code and asking departments in charge of compliance matters to verify information in each specific credit transaction. In addition, the state of affairs relating to the loan transaction pointed out is not such a case falling under improper transaction, and, accordingly, it is not necessary to establish the special investigative committee.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 19: Partial amendment to the Articles of Incorporation (Submission to the Bank of Japan of a written request to refrain from strongly pursuing its negative interest rate policy)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The presidents of the banks within the group shall deliver by hand to the Governor of the Bank of Japan a written request to refrain from strongly pursuing its negative interest rate policy.

2.	Reasons for Proposal

The negative interest rate policy adopted by the Bank of Japan is a policy that imposes risks only on financial institutions. Its objectives of increasing loans, improving money circulation, putting the economy on track for recovery and increasing profit produced more side effects than its intended effects; although the number of loans has increased, loans to low-creditworthy customers with great risk for losses on loans, such as real estate loans (including loans for the home leasing business) and high-interest credit card loans, in a situation where housing vacancies are increasing, are factors that may result in non-performing loans, and lessons from the past financial crisis are not being heeded whatsoever. There is a strong concern that, if the Bank of Japan strongly pursues such policy, many companies will run a deficit, and the bankruptcy of many companies with weak management foundations, such as small- and medium-size financial institutions and regional banks, will occur. Dampened sentiment of many investors due to a decline in the stock prices of banks, insurance companies and the three Japan Post Group companies has made consumer spending fall further, and such situation has formed a vicious cycle. The presidents of the banks within the Group should deliver by hand to the Governor of the Bank of Japan a written request to refrain from strongly pursuing its wrong policy. Although the proposer is also an investor in the Bank of Japan, since the Bank of Japan does not have a system for holding general meeting of shareholders and making proposal like that of a kabushiki kaisha (stock company), the proposer does not have any forum where the proposer can voice his opinion. For such reason, the proposer was forced to make this proposal to commercial banks.

(Company’s Note) The details and reasons of the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

With respect to the effect of the policies of the Bank of Japan on private financial institutions, not only short-term profitability but also factors such as the effect on profit resulting from the medium- to long-term invigoration of the Japanese economy should be taken into consideration, and the Board of Directors does not believe it should be argued one-sidedly that the Bank of Japan’s policy is wrong.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

[End of Document]

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 15th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 23, 2017 (including related meetings due to postponements or adjournments), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”).

June [                    ], 2017

Company’s Proposals			Shareholders’ Proposals
Proposal 1	Proposal 2	*	Proposal 3	Proposal 4	Proposal 5	Proposal 6	Proposal 7	Proposal 8

Approval	Approval		Approval	Approval	Approval	Approval	Approval	Approval
Disapproval	Disapproval		Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval

Shareholders’ Proposals
Proposal 9	Proposal 10	Proposal 11	Proposal 12	Proposal 13	Proposal 14	Proposal 15	Proposal 16	Proposal 17	Proposal 18	Proposal 19

Approval	Approval	Approval	Approval	Approval	Approval	Approval	Approval	Approval	Approval	Approval
Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval

In the event that your approval or disapproval of any proposal is not indicated on the voting form, the Company’s proposals for which your approval or disapproval is not indicated shall be deemed to have been approved and shareholders’ proposals for which your approval or disapproval is not indicated shall be deemed to have been disapproved, as the case may be.

FG – 015

*	If you wish to express a different opinion with respect to any of the candidates, please (i) indicate your approval or disapproval and (ii) write the corresponding number of the candidate(s).

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form to reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights by mail

Please cut off this portion and return only the voting form on the left to reach us no later than 5:00 p.m. on June 22, 2017.

(b)	Exercise of voting rights via the Internet

Please exercise your voting rights no later than 5:00 p.m. on June 22, 2017.

3.	As to indicating your approval or disapproval of Proposal 2, if you wish to express a different opinion with respect to any of the candidates, please write the corresponding number of the candidate(s) as stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 15th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

[Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights

****************

Password

********]

Mizuho Financial Group, Inc.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 15th Fiscal Year

(from April 1, 2016 to March 31, 2017)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 139 consolidated subsidiaries and 18 affiliates under the equity method. The Group engages in banking business, trust business, securities business and other financial services.

*	The chart above briefly illustrates the relationship between MHFG and the core group companies.

Financial and Economic Environment (For the Fiscal Year ended March 31, 2017)

Reviewing the economic environment over the fiscal year ended March 31, 2017, the global economy as a whole continued to recover gradually, while weakness in the recovery is seen in some regions. As for the future direction of the economy, although continued recovery is expected, particularly in the United States, concerns over a downturn still linger, and such factors as the policy management of the new president of the United States, the political climate in Europe, trends in China’s economy and increased geopolitical risk need continued and careful observation.

In the United States, employment conditions continued to be generally favorable, and the economy continued to be on a recovery trend, supported by steady consumer spending and increased exports. The economy is expected to continue to be on a trend of gradual expansion, backed by policies of the new president; however, concerns such as increasing uncertainty about the future direction of the economy caused by foreign exchange and trade policies under the new administration require attention.

In Europe, the economies continued to recover gradually due to such factors as the recovery of consumer spending and the pickup in exports. It is expected that the economies of the region will continue to exhibit the same trend; however, political developments in Europe, including the United Kingdom’s Brexit negotiations, elections in European countries and non-performing loan problems in southern European countries, require further attention.

In Asia, China’s economy was stable, partly due to support from governmental policies. Going forward, with continued support provided by fiscal policies, including investment in infrastructure and tax reductions, China’s economy is expected to remain generally unchanged for the time being. The economies of emerging countries have picked up due to such factors as the steadiness of China’s economy and the increase in resource prices. As for the future direction of the economies, partially due to concerns such as depreciation in the currencies of emerging countries and increased capital outflow pressures, the pace of economic expansion is expected to remain gradual.

In Japan, benefiting from improvement of overseas economies, the economy continued to recover gradually mainly in the areas of exports and capital investment. Going forward, the economy is expected to continue to recover gradually, due to such factors as an improved export environment and the effectiveness of various policies; however, increasing uncertainty in overseas economies requires continued attention.

Developments and Results of Operations, etc.

[Results of Operations for fiscal year 2016]

Profit Attributable to Owners of Parent for fiscal year 2016 amounted to JPY 603.5 billion, achieving the earnings estimates of JPY 600.0 billion, which was determined at the beginning of the fiscal year.

During fiscal year 2016, under the newly introduced in-house company system, the Group produced results such as an increase in solution business-related income from the Customer Groups and the Market Group’s implementation of flexible operations; however, the business environment for financial institutions remained difficult due to factors such as the continued negative interest rate policy of the Bank of Japan and increased uncertainty in the global economy. Thus, Consolidated Net Business Profits for fiscal year 2016 decreased by JPY 189.4 billion on a year-on-year basis to JPY 663.4 billion. On the other hand, Profit Attributable to Owners of Parent achieved the plan for the fiscal year due in part to factors such as profit from cross-shareholding disposal and extraordinary gains as a result of the establishment of Asset Management One Co., Ltd. under the One MIZUHO strategy. As a result, the Consolidated Common Equity Tier 1 Capital Ratio as of March 31, 2017 was 11.34%, representing a sufficient level.

MHFG continues to pursue disciplined capital management policy which maintains the optimal balance between strengthening of stable capital base and steady returns to shareholders. As for a policy to return profits to shareholders, MHFG has implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, MHFG has decided to make year-end cash dividend payments of JPY 3.75 per share of Common Stock (resulting in annual cash dividends including interim dividends totaling JPY 7.50 per share for fiscal year 2016, which is the same amount as that for the previous fiscal year) for fiscal year 2016, as predicted in the dividends estimates for fiscal year 2016. The Board of Directors of MHFG has considered thoroughly and decided the above-stated cash dividend payments taking into account our business environment comprehensively such as the financial results for fiscal year 2016 in which Profit Attributable to Owners of Parent achieved earnings estimates, future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulation trends such as the Basel framework.

Profit Attributable to Owners of Parent	Consolidated Net Business Profits	Consolidated Common Equity Tier 1 Capital Ratio	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 603.5 billion	JPY 663.4 billion	11.34%	JPY 7.50
67.3 billion decrease on a year-on-year basis	189.4 billion decrease on a year-on-year basis	0.84% increase on a year-on-year basis	Year-end cash dividends for fiscal year 2016: JPY 3.75 per share

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income (*)
Consolidated Results of MHFG	3,292.9	737.5	603.5
Mizuho Bank, Ltd. (“MHBK”)	2,233.1	459.7	342.5
Mizuho Trust & Banking Co., Ltd. (“MHTB”)	198.0	63.0	45.4
Mizuho Securities Co., Ltd. (“MHSC”)	341.1	70.1	200.7

*	The “Net Income” figure of “Consolidated Results of MHFG” refers to the Profit Attributable to Owners of Parent.

The Group has launched its new three-year medium-term business plan, the “Progressive Development of “One MIZUHO” — The Path to a Financial Services Consulting Group,” formulated for the three (3) years from fiscal year 2016. The two foundations of this plan are the reinforcement of the “customer-focused” perspective that the Group promoted in the previous medium-term business plan and the pursuit of “operational excellence” as part of a project to promote greater business improvement and efficiency. The plan aims to further develop the “One MIZUHO” strategy by establishing a new business model that we call a “financial services consulting group.”

By adding asset management functions and research & consulting functions as new pillars second to the banking, trust banking and securities functions and striving more than ever to provide the best possible and optimal services to customers so as to increase customer satisfaction, the Group aims to become an indispensable partner in the sustainable development of corporate customers and in securing a stable future of individual customers.

With the aim of establishing this new business model, in the medium-term business plan, the Group has set forth five basic policies and ten basic strategies as specific representations of such basic policies in its business strategies, financial strategies and management foundations.

*	Implementation of the One MIZUHO strategy in each geographical area by collaboration of banking, trust banking and securities functions. The business offices independently design and implement the Area strategy.

In fiscal year 2016, the first year of the medium-term business plan, the Group adopted “strengthening the foundation for ensuring a sustainable competitive advantage” as its operational policy and has worked together as a Group in furtherance thereof.

First, the Group newly introduced an in-house company system in order to reinforce the “customer-focused” perspective. The Group has provided financial services that closely match customer needs by establishing a system through which, with increased strength and speed, the Group can develop consistent strategies according to the attributes of its customers during all processes from the formulation of strategy to its execution.

Moreover, the Group incorporated Asset Management One Co., Ltd., into which the Group’s asset management functions have been integrated, and established the Research & Consulting Unit, into which the Group’s research function and consulting function have been consolidated, and has thereby enhanced its consulting function on a group-wide basis.

In addition, in order to ensure the implementation of business operations that place customers first, the Group has reinforced its system for the customer-first business management, through the establishment of a specialized organization in charge of promoting the concept of fiduciary duties 1, holding an advisory committee meeting to which external scholars and experts were invited, etc. Moreover, MHFG adopted the Principles for Customer-Oriented Business Conduct published by Japan’s Financial Services Agency on March 30, 2017, as of the same date.

Secondly, with respect to “operational excellence,” the Group has streamlined head office operations and improved its products and services in order to increase productivity. At the same time, the Group has advanced its efforts to realize the consolidation of the Group’s common duties and business process reform through the utilization of digital technology.

Furthermore, with respect to its efforts to expand new business areas and promote the improvement and efficiency of its operational services through the utilization of digital technology, such as artificial intelligence and big data 2, the Group steadily proceeded with the commencement of demonstration experiments and technical verification, studies for the commercialization of new services, etc., while actively collaborating with other companies through open innovation 3.

With respect to the corporate governance system, MHFG, as a Company with Three Committees, established a system that will be able to sufficiently fulfill its obligations to its shareholders, and has continued to strive to increase the productivity and efficiency of discussions, enhance the use of outside directors’ knowledge and reflect such knowledge in the performance of duties, etc., in order to further improve the effectiveness of the Board of Directors.

In addition, in an effort to further enhance its risk governance, MHFG has developed an autonomous control structure under which the first line, which is responsible for the execution of business operations, itself operates risk management and corporate compliance functions as an integral part of business operations, in accordance with the “three lines of defense 4” set forth in the “Corporate governance principles for banks,” published by the Basel Committee on Banking Supervision.

1	“Fiduciary duties” is a general term for the broad range of various roles and responsibilities that fiduciaries are expected to fulfill when engaging in certain business activities in order to live up to the trust that is placed in them by their customers.

2	“Big data” refers to groups of data sets that are so large or complex that database management tools sold on the market and traditional data processing applications are inadequate for handling them.

3	An approach to creating innovative services and businesses by not relying exclusively on internal resources but also bringing in technology and ideas from external organizations.

4	The approach for clarifying and classifying the functions and responsibilities regarding risk management and corporate compliance; the first, second and third lines are referred to as the “autonomous control function,” the “risk management and compliance functions” and the “internal audit function,” respectively.

Mizuho’s Risk Management and Compliance Framework

*	Among the core group companies, MHBK, MHTB, MHSC and Trust & Custody Services Bank, Ltd. practice risk management and compliance in accordance with the “three lines of defense” model.

With respect to legal compliance, in conjunction with further enhancing its framework for the severance of transactions with anti-social elements, MHFG intensified various efforts, including its countermeasures against money laundering and terrorist financing.

At the same time, in order to contribute to the sustainable development of society and to create new corporate value, the Group has pursued a CSR initiative regarding issues such as social and environmental problems. The Group also continued to offer its combined group strength to assist in reviving the industries and economies of areas affected by the Great East Japan Earthquake and the Kumamoto earthquake of 2016.

In addition, based on its understanding that the primary business of financial institutions is to fulfill their functions as financial intermediaries, the Group has strived to strengthen its consulting function and, at the same time, made efforts toward the facilitation of financing across the entire group, including advancing efforts toward extending loans without reliance on guarantees, based on the purpose of the Guidelines for Personal Guarantee Provided by Business Owners.

[Business strategies]

The Group established five in-house companies, which determine and promote strategies group-wide across banking, trust banking, securities and other business areas according to the attributes of customers, and two units that support all of the in-house companies.

The business strategies as well as this fiscal year’s developments and results of the operations of each in-house company and unit are as follows.

(Retail & Business Banking Company)

[Individuals] [SMEs] [Middle market firms]

The Retail & Business Banking Company is in charge of the services for individual customers, small and medium-sized enterprises and middle market firms, and aims at becoming a “financial services consulting company” that will grow along with its customers.

For individual customers, the Retail & Business Banking Company will strive to improve its capacity to provide consulting services, including asset management and asset inheritance, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies, etc.

For small and medium-sized enterprises and middle market firms, the Retail & Business Banking Company will, by way of support for their growth strategies based on its consulting capabilities, provide optimal and group integrated solutions with respect to needs such as business expansion and succession, and overseas business development, as well as the needs of business owners, etc., such as asset inheritance and management.

In this fiscal year, the Retail & Business Banking Company has worked to strengthen the group integrated operating system in order to provide optimal solutions to diverse customers.

To support the shift from “savings to investment/asset building”, the Retail & Business Banking Company has worked to strengthen the asset management business system, as well as to provide new services through utilizing digital technologies, and to increase customer convenience through increasing the sophistication of its Internet and smartphone banking services.

For small and medium-sized enterprises and middle market firms, the Retail & Business Banking Company has actively worked to provide support for their growth strategies by providing consulting services to meet their needs for M&A from a perspective of business expansion/succession, businesses related to initial public offerings (IPO) and overseas business development, etc.

(Corporate & Institutional Company)

[Large corporations] [Financial institutions] [Public sector]

The Corporate & Institutional Company is in charge of the services for large corporations, financial institutions and public corporations in Japan and aims to become a highly trusted partner of its customers.

For large corporations, the Corporate & Institutional Company will provide custom-designed solutions for each customer, including syndicate loans, corporate bond underwriting and M&A, to meet customer needs for fund-raising, asset management and management and financial strategies.

The Corporate & Institutional Company will provide optimal financial services on a group-wide basis: to customers that are financial institutions, it will provide services such as advice on financial strategies and proposals for various investment products; and to customers that are public sectors, it will provide services such as financing support through being entrusted with and underwriting of public bonds and designated financial institution services. In addition, it will focus on its efforts to realize regional revitalization, which is an important issue for the Japanese economy.

In this fiscal year, taking into consideration the changes in the external environment, the Corporate & Institutional Company has strengthened its efforts to offer a wide range of solutions, such as its response to strengthen corporate governance, in order to meet customer needs for fund-raising, asset management and management and financial strategies.

In addition, the Corporate & Institutional Company has actively worked on the reorganization of its operating system and the increase in personnel in the securities business, and the strengthening of consulting functions in the trust banking business, as well as the Public Private Partnerships/Private Finance Initiatives (PPP/PFI) with central/regional governments and industry-academia partnerships in growth sectors.

(Global Corporate Company)

[Americas] [Europe] [East Asia] [Asia&Oceania]

The Global Corporate Company is in charge of the services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc., and aims to become a company capable of sustainable growth in the midst of drastically changing global economic and regulation trends.

By taking advantage of its deep understanding of its customers’ business and its strengths in the corporate finance area, such as loan financing and corporate bond underwriting, the Global Corporate Company will provide various solutions.

This fiscal year, for Japanese corporate customers, the Global Corporate Company supported their overseas business expansion through optimal solutions ranging from providing information for customers considering entry into new markets to advising on business and financial strategies. For non-Japanese corporate customers, it endeavored to build long-term relationships and expand business by selecting important sales targets for every overseas regional unit and providing various solutions in an integrated manner through collaboration between the banking, trust banking and securities functions.

Furthermore, it pursued the expansion of its office network and the formation of business alliances with institutions such as major overseas financial institutions and government-affiliated organizations to enhance its capacity to provide financial services.

(Global Markets Company)

[Investors]

In addition to investment business with respect to equities and bonds, etc., the Global Markets Company will provide sales and trading services to a wide range of customers, from individuals to institutional investors, by offering market products in response to their risk hedging and asset management needs.

The Global Markets Company aims at becoming the top-class global player in Asia by utilizing its capacity to offer a wide range of products based on the collaboration between the banking, trust banking and securities functions.

This fiscal year, the Global Markets Company conducted a restructuring of its organization and functions to further enhance its capacity to provide services to customers, and endeavored to enhance sales and trading services through provision of solutions in which the comprehensive capabilities of the Group can be fully leveraged, including solutions that respond to hedging needs relating to foreign-exchange and derivative transactions and investment needs relating to equities and bonds, etc.

Moreover, in the investment business, it endeavored to provide stable portfolio management by improving the observation of predictive signs of fluctuations in the markets and the diversification of investments.

(Asset Management Company)

[Investors]

The Asset Management Company will provide products and services that match the asset management needs of its wide range of customers from individuals to institutional investors.

While fulfilling its fiduciary duties*, it aims to contribute to the revitalization of domestic monetary assets by satisfying customer needs through (i) provision to individual customers of products that help them to build up their assets and (ii) provision of consulting functions that match the diversified needs of customers, such as pension funds.

This fiscal year, for individual customers, the Asset Management Company offered investment trusts, fund wraps, and other products to meet their needs for medium- to long-term asset formation. With respect to the individual-type defined contribution pension plan, the eligibility for which expanded in January 2017, it endeavored to increase customer convenience by providing management support tools that assist customers in choosing management products when commencing participation in the plan, etc. For customers such as pension funds, it offered services such as (i) analysis of each customer’s portfolio from the perspective of both assets and liabilities and (ii) advising on combinations of investment strategies.

*	Please see *1 on page 92.

(Global Products Unit)

[Transaction Banking] [Investment Banking]

The Global Products Unit aims to support Mizuho’s goal of becoming a “financial services consulting group” from the perspective of the products it offers, through cooperating with each of the in-house companies to provide solutions, such as advice on business and financial strategies, financing support, domestic and foreign exchange and settlement, to every customer by making full use of its high degree of expertise.

This fiscal year, in an effort to respond to various customers’ financial needs, the Global Products Unit promoted a customer-focused approach by functioning as a tie that binds the Group together and assembling a wide variety of the Group’s products and services across the banking, trust banking, securities and other business areas through serving as the lead underwriter in IPOs and providing stock transfer agency services, advisory and finance services in the M&A area and exchange transaction services and agency and finance services in the real estate area, etc.

(Research & Consulting Unit)

The Research & Consulting Unit will offer comprehensive solutions by seamless collaboration, as “One Think Tank”, between research functions that provide deep analyses, spanning industry to the macroeconomy, and consulting functions that cover many fields, from management strategy to IT.

The Research & Consulting Unit will aim at becoming a team of experts that addresses, in collaboration with the five in-house companies and by using both macro and micro approaches, actual and potential challenges that various customers in the private and public sectors may face.

During this fiscal year where uncertainties in economic/financial/social environments have been increasing, the Research & Consulting Unit has worked to enhance the publication in a timely manner of the “One Think Tank Report” that reports to customers deep insights on current topics.

Additionally, the Research & Consulting Unit has, in collaboration with the five in-house companies, worked to address challenges that individual companies face, such as business succession; and social challenges, such as environment/energy, infrastructure and healthcare.

Issues to be Addressed by the Group

As the second year of the medium-term business plan, the Group positioned fiscal year 2017 as the year in which it will endeavor to realize its objective of being a “financial services consulting group” based on the management policy of “‘Acceleration’ of the ‘One MIZUHO’ Strategy by Further Enhancing Customer First (Client-oriented) Business Management and Fundamentally Improving Productivity.”

The Group will work to advance the business plan based on the five basic policies set out in the medium-term business plan, etc., by placing emphasis on the following points. Details of the business strategies of each of the in-house companies and units are as stated under “Developments and Results of Operations, etc.”

(Enhance Operation of the In-House Company System)

The Group will work to enhance operation of the in-house company system to further promote the evolution of the integrated group-wide operation across banking, trust banking, securities and other business areas. The Group will further enhance its front-line capabilities, implement prompt decision-making processes, increase the efficiency of group management, etc., and work to strengthen the non-interest business on a group-wide basis by providing solutions to the issues that customers may face.

(Selecting and Focusing on Certain Areas of Business)

MHFG will reallocate management resources from the streamline areas to the focus areas based on the streamline areas and the focus areas clarified. MHFG will work to make efficient use of the limited management resources and increase the Group’s earnings capacity.

(Establishment of a Resilient Financial Base)

The Group will maintain a grasp of changes in the business environment, and work to strengthen control over the balance sheets in order to optimize risk and return by managing risk-weighted assets and controlling liquidity proactively and flexibly. The Group will pursue “operational excellence” and conduct a thorough review of issues faced by the front-lines and existing work procedures and proceed with activities to improve productivity and reform the cost structure.

(Proactive Involvement in Innovation)

A CDIO (Chief Digital Innovation Officer) is in overall charge of the promotion structure across the Group and leads the Group in digital innovation. Under this promotion structure, the Group will accelerate its efforts in taking initiatives in digital technology, such as artificial intelligence, big data*, etc., and will endeavor to create next generation businesses and raise efficiency and upgrade the business processes.

*	Please see 2 on page 92

(Embedding a Corporate Culture That Encourages the Active Participation of the Workforce to Support a Stronger Mizuho)

The Group will continuously strive to spread its human resource management reforms in the Group and to establish a corporate culture to encourage all employees to take initiative.

The Group’s major reforms in its human resource management aim to continuously increase employee engagement, creating a virtuous circle of growth between employees and the organization, and to establish a competitive advantage for the Group in terms of its work-force. The Group will promote its efforts to encourage the active participation of its employees by promoting “Health and Productivity Management” initiative to ensure that every employee can exercise their abilities to their maximum potential and continue to actively contribute to the Group, and by further promoting its “work-life balance” initiative to provide flexible and varied work arrangements.

To establish a corporate culture that encourages all employees to take initiatives, looking forward, the Group will continue and enhance various initiatives such as initiatives toward the realization of a “Vision of the Individual Offices” containing the objectives of the offices.

(Completing implementation of the Next Generation IT Systems)

As it is the most important and largest systems project, the Group will take all possible measures to complete the next-generation IT systems in a safe and steady manner.

As announced in March 2017, MHFG, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited and The Dai-ichi Life Insurance Company, Limited have executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Trust & Custody Services Bank, Ltd.* and Japan Trustee Services Bank, Ltd. The management integration is aimed at (i) the pursuit of the benefits of scale through the concentration of both companies’ managerial resources and expertise related to the asset custody services, (ii) realization of more stable and higher quality operations, and (iii) contribution to further growth in the domestic securities settlement market and the enhancement of the domestic investment chain. The integrated company will aim to be the top trust bank in Japan specializing in asset administration services that meet a wide variety of customer needs.

The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

*	Consolidated subsidiary of MHFG

In addition to the foregoing efforts, the Group will also proceed with the following efforts to respond to the changes in the business environment such as tightening of regulations.

(Upgrading Risk Appetite Framework)

MHFG has introduced a risk appetite framework, in light of enhancement of corporate value through the integrated group-wide operation of business strategies, financial strategies and risk controls. MHFG determines its management resource allocation and profit plans based on discussions regarding the types and the level of risk that is required to be taken in realizing its strategy, monitors the operation status and takes other necessary measures, thereby aiming to balance its risk-return.

MHFG also established the “Action Guideline for Risk” for the purpose of realization of the values and principles that must be shared in confronting risk, and raised the awareness of all officers and employees regarding the “Action Guideline for Risk” through training, etc. The Group will continuously strive to nurture a sound risk culture through these actions to ensure the effectiveness of MHFG’s risk appetite framework.

(Strengthening of Corporate Governance on a Group Basis)

Each of MHBK, MHTB and MHSC, has decided on a policy of changing its corporate governance system from the current “Company with Board of Company Auditors” structure to the “Company with Audit and Supervisory Committee” structure and has started to prepare for the transition.

Each of the three core subsidiaries aims to realize a higher level of supervision by the Board of Directors and swifter decision-making, in order to perform its roles more effectively under the Group’s in-house company system. Thus, the Group will further enhance its corporate governance on a group basis.

(Fulfillment of Fiduciary Duties*)

The Group has established its policies, and action plans for each of the group companies, for fulfilling its fiduciary duties with respect to the asset management-related business, in order to continue to be its customers’ most trusted financial services group as its customer’s long-term partner. In line with such policies and action plans, the Group will establish appropriate incentive frameworks for group companies and a corporate culture that encourages all employees and executive officers to be aware of and to fulfill their fiduciary duties.

* Please see *1 on page 92

(Disposing of Cross-shareholdings)

As stated in the Corporate Governance Report, as a basic policy, “unless we (the Group) consider(s) these holdings to be meaningful,” the Group “will not hold” listed shares for strategic reasons. The Group will continue to strive to dispose of cross-shareholdings in order to decrease the potential impact on its financial position due to fluctuations in stock prices, and to be able to fully perform financial intermediary functions even under periods of stress.

(Establishment of Strong Mizuho Brand)

The Group aims to establish a strong Mizuho brand by positioning the medium-term business plan as the action plan for the establishment of the Mizuho brand and by achieving its goal of becoming a “financial services consulting group” with the aim of being the most trusted partner in solving problems and supporting the sustainable growth of customers and communities. The Group will strive to achieve the goals of the medium-term business plan, and at the same time, will continue to implement measures to further improve the value of the Mizuho brand by means such as undertaking effective brand communication activities.

The Group will continue to endeavor to strengthen the attitude toward governance and toward compliance with laws and regulations, including severance of business relations with anti-social elements.

The Group will contribute to the sustainable development of society on a group-wide basis and further promote its corporate values.

Our shareholders’ continuing support would be greatly appreciated.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2013 (For the fiscal year ended March 31, 2014)	FY 2014 (For the fiscal year ended March 31, 2015)	FY 2015 (For the fiscal year ended March 31, 2016)	FY 2016 (For the fiscal year ended March 31, 2017)
Ordinary Income	2,927.7	3,180.2	3,215.2	3,292.9
Ordinary Profits	987.5	1,010.8	997.5	737.5
Profit Attributable to Owners of Parent	688.4	611.9	670.9	603.5
Comprehensive Income	832.9	1,941.0	304.5	558.1
Total Net Assets	8,304.5	9,800.5	9,353.2	9,273.3
Total Assets	175,822.8	189,684.7	193,458.5	200,508.6
(Note) Fractions are rounded down. b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)
	(JPY billion)
	FY 2013 (For the fiscal year ended March 31, 2014)	FY 2014 (For the fiscal year ended March 31, 2015)	FY 2015 (For the fiscal year ended March 31, 2016)	FY 2016 (For the fiscal year ended March 31, 2017)
Operating Income	316.8	377.7	333.5	378.0
Cash Dividends Received	285.1	344.6	292.8	328.1
Cash Dividends Received from Majority-owned Banking Subsidiaries	282.0	316.0	272.0	300.5
Cash Dividends Received from Other Subsidiaries and Affiliates	3.1	28.6	20.8	27.6

Net Income	(JPY million 285,861)	(JPY million 349,001)	(JPY million 304,389)	(JPY million 326,676)
Net Income per Share of Common Stock	(JPY 11.53)	(JPY 14.11)	(JPY 12.17)	(JPY 12.91)
Total Assets	6,251.3	6,603.1	7,064.2	9,269.3
Investments in Majority-owned Banking Subsidiaries	5,454.8	5,454.8	5,454.8	5,454.4
Investments in Other Subsidiaries and Affiliates	568.5	568.5	567.7	620.1

(Notes)

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

		Number of Employees
March 31, 2017	Mizuho Bank, Ltd. (consolidated)	37,696
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,843
	Mizuho Securities Co., Ltd. (consolidated)	8,844
	Other	7,796
	Total	59,179
March 31, 2016	Mizuho Bank, Ltd. (consolidated)	35,382
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,879
	Mizuho Securities Co., Ltd. (consolidated)	9,182
	Other	6,932
	Total	56,375

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The number of employees of MHFG is included in “Other.”

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHTB and MHSC, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2017	March 31, 2016
Number of Employees	41,758	38,907
Average Age	38 years, 4 months	38 years, 6 months
Average Years of Employment	14 years, 2 months	14 years, 6 months
Average Monthly Salary	JPY 491 thousand	JPY 501 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2017	March 31, 2016
Kanto, Koshinetsu	387	383	Head Office, etc.
Hokkaido, Tohoku	16	16	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	85	85	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	16	16	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	13	13	Fukuoka Branch, etc.
Domestic Total	517	513
The Americas	13	13	New York Branch, etc.
Europe and the Middle East	7	7	London Branch, etc.
Asia and Oceania	22	22	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	42	42
Total	559	555

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 162 banking agency offices (248 as of March 31, 2016), 53,635 non-branch ATMs (51,750 as of March 31, 2016) and 6 representative offices overseas (6 as of March 31, 2016) were in operation as of March 31, 2017.

3. In addition to the above, 5 sub branches at Narita Airport (5 as of March 31, 2016), 2 sub branches at Kansai International Airport (2 as of March 31, 2016), 4 sub branches at Haneda Airport (4 as of March 31, 2016) and 1 sub branch at Ginza, Tokyo (1 as of March 31, 2016), all mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines at Narita Airport (4 as of March 31, 2016), 2 of such machines at Ginza, Tokyo (2 as of March 31, 2016) and 2 of such machines at FamilyMart stores (newly established), were in operation as of March 31, 2017.

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2017	March 31, 2016
Kanto, Koshinetsu	40	38	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	9	9	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	57	55

(Notes)

1. Offices include 21 sub branches (including Trust Lounges, MHTB’s offices that specialize in consultation and are mainly located within the same buildings as MHBK branches) (19 as of March 31, 2016).

2. In addition to the above, 53 trust agencies (51 as of March 31, 2016) were in operation as of March 31, 2017.

c.	Securities Business

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2017	March 31, 2016
Kanto, Koshinetsu	46	45	Head Office, Shinjuku Sales Dept. I, etc.
Hokkaido, Tohoku	6	6	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	38	38	Osaka Sales Dept. I, Nagoya Branch, etc.
Chugoku, Shikoku	10	10	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	8	Fukuoka Branch, Kumamoto Branch, etc.
Total	108	107

(Notes)

1. In addition to the above, 2 representative offices overseas (2 as of March 31, 2016) were in operation as of March 31, 2017.

2. In addition to the above, 165 Planet Booths (165 as of March 31, 2016) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2017.

d.	Other Business

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(Reference)

In order to provide further enhanced comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted among the offices, etc., stated in b. and c. above. The details on the number of established joint branches are as follows:

	Number of Offices
	March 31, 2017	March 31, 2016
Joint branches offering banking, trust banking and securities services	35	33
Joint branches offering banking and securities services	149	149
Joint branches offering banking and trust banking services	4	4
Joint branches offering trust banking and securities services	2	2
Total	190	188

(Notes)

1. MHSC’s joint branches include Planet Booths, in addition to its offices.

(5) Capital Investment (Consolidated Basis)

a.	Total Amount of Capital Investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total Amount of Capital Investment	54,699	2,614	10,360	45,380

(Notes)

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facility, etc.

Not applicable

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065		100.00	280,373
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369		100.00	20,499
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167		95.80	17,374
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000		54.00	124
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000		51.00	22,183
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900		98.60	408
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627		91.50	1,010
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500		100.00	—
Mizuho Americas LLC	New York, N.Y., U.S.A.	Holding company	June 20, 2016	440,856 (USD 3,929 million	)	100.00 (100.00)	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,028		49.02 (49.02)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281		100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000		60.00 (60.00)	—
Japan Stockholders Data Service Company, Limited	Suginami-ku, Tokyo	Securities administration agency business	April 1, 2008	2,000		50.00 (50.00)	—
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500		100.00 (100.00)	—
Japan Pension Operation Service, Ltd.	Chuo-ku, Tokyo	Administration and operation of pension plans	December 21, 2004	1,500		50.00 (50.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		50.99 (50.99)	—
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200		60.00 (60.00)	—
Simplex Investment Advisors Inc.	Chuo-ku, Tokyo	Holding company	October 28, 2015	100		100.00 (100.00)	—
Mizuho Trust Systems Company, Limited	Chofu-shi, Tokyo	Subcontracted calculation services, software development	December 4, 1972	100		50.00 (50.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	June 2, 2008	176,290 (VND 35,977,685 million	)	15.00 (15.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	154,755 (CNY 9,500 million	)	100.00 (100.00)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	99,365 (GBP 709 million	)	100.00 (100.00)	—
Mizuho Securities Asia Limited	Hong Kong Special Administrative Region, PRC	Securities	April 30, 1999	52,286 (HKD 3,620 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	27,464 (IDR 3,269,574 million	)	98.99 (98.99)	—
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	January 11, 1911	19,236 (BRL 539 million	)	100.00 (100.00)	—
Mizuho Securities USA LLC	New York, N.Y., U.S.A.	Securities	August 16, 1976	18,691 (USD 166 million	)	100.00 (100.00)	—
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	16,984 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	11,781 (USD 105 million	)	100.00 (100.00)	—
Mizuho Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	11,048 (USD 98 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	5,954 (CHF 53 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,685 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (        ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. The integration among DIAM Co., Ltd., Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd., which were previously included in “Principal Subsidiaries,” and the Asset Management Division of Mizuho Trust & Banking Co., Ltd. were implemented, and a new company, Asset Management One Co., Ltd., was launched as of October 1, 2016, and, therefore, changes required thereto were made.

6. Mizuho Americas LLC, Simplex Investment Advisors Inc. and Mizuho Trust Systems Company, Limited are newly included in “Principal Subsidiaries”.

7. Mizuho Securities USA Inc. changed its trade name to Mizuho Securities USA LLC as of March 31, 2017.

8. Mizuho Bank Nederland N.V. changed its trade name to Mizuho Bank Europe N.V. as of January 1, 2017.

9. The Amount of Dividend Paid to MHFG from Asset Management One Co., JPY 22,183 million, is the aggregate total of the cash dividends paid to MHFG from DIAM Co., Ltd., Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd. before the integration.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	656,100	—	—
Total	656,100	—	—

2. Matters Regarding Directors and Executive Officers

(1) Directors and Executive Officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2017:

Directors

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Shusaku Tsuhara	Member of the Board of Directors	Senior Executive Managing Director of Mizuho Bank, Ltd.

Ryusuke Aya	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Koji Fujiwara	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Koichi Iida	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Hideyuki Takahashi	Member of the Board of Directors • Member of the Audit Committee	Member of the Board of Directors of Mizuho Bank, Ltd.	He has considerable expert knowledge concerning finance and accounting.

Nobukatsu Funaki	Member of the Board of Directors • Member of the Audit Committee

Mitsuo Ohashi	Member of the Board of Directors (outside director) • Member of the Nominating Committee	Senior Counselor of Showa Denko K.K. Representative Director and Chairman of the People’s Political Association

Name	Title and Assignment	Major Concurrent Office	Other
Tetsuo Seki	Member of the Board of Directors (outside director) • Member of the Compensation Committee • Member of the Audit Committee	Audit & Supervisory Board Member of Sapporo Holdings Limited

Takashi Kawamura	Member of the Board of Directors (outside director) • Member of the Nominating Committee • Member of the Compensation Committee	Outside Director of Calbee, Inc. Outside Audit and Supervisory Board Member of Nikkei Inc. Outside Director of Nitori Holdings Co., Ltd. External Director of Ichigo Inc.

Tatsuo Kainaka	Member of the Board of Directors (outside director) • Member of the Nominating Committee • Member of the Compensation Committee • Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office President of the Life Insurance Policyholders Protection Corporation of Japan Corporate Auditor (External) of Oriental Land Co., Ltd.

Hirotake Abe	Member of the Board of Directors (outside director) • Member of the Compensation Committee • Member of the Audit Committee	Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation	He has considerable expert knowledge concerning finance and accounting.

Name	Title and Assignment	Major Concurrent Office	Other
Hiroko Ota	Member of the Board of Directors (outside director) • Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Notes)

1. Mr. Hideyuki Takahashi, who served as Group CFO of MHFG and Mr. Hirotake Abe, who served as a certified public accountant, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers, etc.

2. Since, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, and share information among the Audit Committee, and to have sufficient coordination with internal control departments, and for these reasons, MHFG appointed two non-executive directors who are internal directors, Messrs. Hideyuki Takahashi and Nobukatsu Funaki, as full-time members of the Audit Committee.

3. Mr. Mitsuo Ohashi retired as an External Statutory Auditor of Fukoku Mutual Life Insurance Company on July 5, 2016.

4. Mr. Takashi Kawamura retired as an Outside Director of Hitachi Chemical Company, Ltd. on June 17, 2016, an Advisor to Hitachi, Ltd. on June 22, 2016 and the Chairman of the Board and an Outside Director of Hitachi Construction Machinery Co., Ltd. on June 27, 2016.

5. Mr. Hirotake Abe retired as an Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION on June 24, 2016.

6. Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, who are “outside directors,” are “independent directors” required by Tokyo Stock Exchange, Inc.

Executive officers as defined in the Companies Act

Name	Title and Assignment	Major Concurrent Office
Yasuhiro Sato*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company

Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank. Ltd.

Kosuke Nakamura	Deputy President & Executive Officer Head of Corporate & Institutional Company	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Akira Sugano	Senior Managing Executive Officer Head of Global Corporate Company

Shusaku Tsuhara*	Senior Managing Executive Officer Head of Compliance Group / Group CCO	Senior Executive Managing Director of Mizuho Bank, Ltd.

Junichi Kato	Senior Managing Executive Officer Head of Global Markets Company

Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company	Senior Managing Executive Officer of Mizuho Bank, Ltd.

Masayuki Yonetani	Senior Managing Executive Officer Head of Internal Audit Group / Group CA

Name	Title and Assignment	Major Concurrent Office

Keiichiro Ogushi	Senior Managing Executive Officer Head of Research & Consulting Unit

Daisuke Yamada	Managing Executive Officer Head of Global Products Unit, In charge of Incubation Project Team	Managing Executive Officer of Mizuho Bank, Ltd.

Ryusuke Aya*	Managing Executive Officer Head of Risk Management Group / Group CRO	Executive Managing Director of Mizuho Bank, Ltd.

Koji Fujiwara*	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Executive Managing Director of Mizuho Bank, Ltd.

Satoshi Ishii	Managing Executive Officer Head of Human Resources Group / Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd.

Koichi Iida*	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Executive Managing Director of Mizuho Bank, Ltd.

(Note)

1. Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

(Reference) Shown below are executive officers as defined in the Companies Act as of April 1, 2017:

Executive officers as defined in the Companies Act

Name	Title and Assignment
Yasuhiro Sato	President & Group CEO (Representative Executive Officer)

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning, business promotion, etc., as a member of the Group since 1976.

MHFG has appointed him as executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in personal and retail banking business planning, internal audit, compliance, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, IT & systems planning, operations planning, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Kosuke Nakamura	Deputy President & Executive Officer Head of Corporate & Institutional Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business planning, business promotion, etc., as a member of the Group since 1981.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Akira Sugano	Deputy President & Executive Officer Head of Global Corporate Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, international business planning, etc., as a member of the Group since 1982.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Junichi Kato	Senior Managing Executive Officer Head of Global Markets Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in market business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Markets Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Asset Management Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Keiichiro Ogushi	Senior Managing Executive Officer Head of Research & Consulting Unit

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail banking and corporate banking (small to large corporations) business planning, business promotion, etc., as a member of the Group since 1983.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Research & Consulting Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc., as a member of the Group since 1984.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Tsutomu Nomura	Managing Executive Officer Head of Internal Audit Group / Group CA

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in credit risk management planning, credit supervision, etc., as a member of the Group since 1982.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Takanori Nishiyama	Managing Executive Officer Head of Compliance Group / Group CCO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in public relations, business promotion, etc., as a member of the Group since 1985.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Koichi Iida	Managing Executive Officer Head of Strategic Planning Group / Group CSO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial control and accounting, corporate planning, investment banking business, business promotion, etc., as a member of the Group since 1986.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Shuji Kojima	Managing Executive Officer Head of Human Resources Group / Group CHRO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, compliance, internal audit, business promotion, etc., as a member of the Group since 1987.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Shinji Taniguchi	Managing Executive Officer Head of Global Products Unit

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in investment banking business, international business planning, etc., as a member of the Group since 1986.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Products Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Makoto Umemiya	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion, etc., as a member of the Group since 1987.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

(2) Aggregate Compensation for Directors and Executive Officers

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensation “For the Fiscal Year 2015” and “For the Fiscal Year 2016” to the directors and executive officers as defined in the Companies Act. The compensation “For the Fiscal Year 2015” below shows the amounts that are paid or expected to be paid as the compensation for the fiscal year 2015 and that have been determined during the fiscal year 2016.

			(JPY million)
Classification	Number of Persons (Note 2)	Aggregate Compensation (Note 3)	Aggregate Amounts of Compensation by Type
			For the Fiscal Year 2016				For the Fiscal Year 2015
			Basic Salaries		Other		Performance Payments		Stock Compensation
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	8	226	8	200	7	0	—	—	2	25
Executive officers as defined in the Companies Act	21	741	15	499	15	1	18	120	18	120
Total	29	968	23	700	22	1	18	120	20	145

(Notes)

1. Fractions are rounded down.

2. With respect to the number of persons, the directors and executive officers as defined in the Companies who were actually paid or expected to be paid “For the Fiscal Year 2015” and “For the Fiscal Year 2016” are stated.

3. With respect to the amounts, the aggregate amounts “For the Fiscal Year 2015” and “For the Fiscal Year 2016” are stated.

4. The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

5. The six executive officers who resigned as of April 1, 2016 are included in the above.

6. With respect to the performance payments for the executive officers, the amounts decided by the Compensation Committee of MHFG in July 2016 as the performance payments for the fiscal year 2015 are stated. The portions that exceed a certain amount are expected to be paid as deferred payments over three years from the fiscal year 2017.

7. With respect to the stock compensation for the directors (excluding the outside directors) and the executive officers, the amounts obtained by multiplying the stock ownership points granted by the Compensation Committee of MHFG in July 2016 as the stock ownership points granted for the fiscal year 2015 (one (1) point translates into one (1) share of common stock of MHFG) by the book value of MHFG stock (158.6789 per share) are stated. The stock compensation for the fiscal year 2015 is expected to be paid as deferred payments over three years from the fiscal year 2017.

8. Because the amount of the performance payments and stock compensation to be paid with respect to the fiscal year 2016 has not yet been determined at present, the aggregate compensation above does not include the amount of the performance payments and stock compensation; however, the necessary reserve is recorded for accounting purposes.

9. The condolence money premiums and life insurance premiums subsidies concerning the fiscal year 2016 are included in the above table as “Other”, both of which are based on the decision by the Compensation Committee.

The policies concerning determination of the amount of, or the method of calculating, compensation, etc. for officers

MHFG set out the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director, executive officer and specialist officer (“Directors, etc.”) of MHFG as well as MHBK, MHTB and MHSC (“Core Subsidiaries”).

Executive compensation for MHFG and the Core Subsidiaries pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize management with consideration to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

•	Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of MHFG and the Core Subsidiaries is set forth below:

1)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

2)	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

3)	The executive compensation shall reflect the management environment and business performance of our group.

4)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

5)	The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

6)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

•	Compensation System

1.	The compensation system for executive officers as defined in the Companies Act (including executive officers who are directors), executive officers as defined in our internal regulations and specialist officers, and directors, executive officers, and specialist officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of MHFG and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

2.	The basic compensation system for Officers Responsible for Business Execution shall consist of basic salaries in the form of fixed compensation as well as variable compensation consisting of performance payments and performance-based stock compensation. The ratio of fixed compensation to variable compensation, the range of variable compensation based on business performance and the payment method shall be designated in light of sound incentivization for sustainable growth and restraint on excessive risk taking, while our taking into account regulations and guidelines as well as research data, etc., both in Japan and overseas, concerning executive compensation. In principle, the ratio of fixed to variable compensations shall be 6 to 4 and the ratio of performance payments to performance-based stock compensation shall be 1 to 1, based on which the standard amount shall be calculated for each position. The variable compensation shall reflect each officer’s performance within the range of 0% to 150% of the standard amount for each position. The basic salaries, the performance payments and the performance-based stock compensation as well as the payment methods, etc., are in principle as set forth below:

1)	The basic salaries shall factor in each officer’s function and responsibility in addition to the standard amount for each position.

2)	The performance payments shall be monetary made as officers’ incentive to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

3)	The performance-based stock compensation shall be paid in the form of shares of common stock of MHFG acquired from the stock market through a trust with an aim to align officers’ interests with those of the shareholders and increase the incentive to enhance corporate value. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments of the performance-based stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

4)	The variable compensation intended for professional personnel, etc., appointed from outside the group shall be individually designed based on the duties and characteristics of business responsibilities and market values, etc., of each officer, a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture (clawback) of the deferred amount depending on the performance, etc., of the company and such personnel.

3.	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function and shall consist of basic salaries and stock compensations.

1)	The basic salaries shall factor in each officer’s function and responsibilities in addition to the basic amount for each of the full-time and part-time non-executive officers.

2)	The stock compensation shall be paid to full-time internal directors excluding outside directors in accordance with the standard amount based on each position. However, the payment standards shall not fluctuate depending on each officer’s level of performance. A system shall be adopted which enables the entire amount of deferred payments of the stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

•	Compensation Determination Process

1.	The Compensation Committee shall determine the determination policy of executive compensation for MHFG and the Core Subsidiaries and the executive compensation system including system set out in “Compensation System”. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer, as defined in the Companies Act, of MHFG and approve at MHFG the compensation of each individual director of the Core Subsidiaries.

2.	The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer, as defined in our internal regulations, and specialist officer of MHFG and approve at MHFG the compensation of each individual executive officer and specialist officer of the Core Subsidiaries, etc.

3.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

4.	The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of the Core Subsidiaries) such as the President & CEO and outside experts, etc., attend its meetings and request their opinion.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Mitsuo Ohashi	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director is bona fide and without gross negligence in performing his/her duty.
Tetsuo Seki
Takashi Kawamura
Tatsuo Kainaka
Hirotake Abe
Hiroko Ota

(4) Attendance at Meetings of the Board of Directors and Committees

(As of March 31, 2017)

Name	Board of Directors	Nominating Committee	Compensation Committee	Audit Committee
Yasuhiro Sato	13/13 meetings (100%)	—	—	—
Shusaku Tsuhara	13/13 meetings (100%)	—	—	—
Ryusuke Aya	13/13 meetings (100%)	—	—	—
Koji Fujiwara	13/13 meetings (100%)	—	—	—
Koichi Iida	11/11 meetings (100%)	—	—	—
Hideyuki Takahashi	13/13 meetings (100%)	—	—	18/18 meetings (100%)
Nobukatsu Funaki	13/13 meetings (100%)	—	—	18/18 meetings (100%)
Mitsuo Ohashi	13/13 meetings (100%)	12/12 meetings (100%)	—	—
Tetsuo Seki	13/13 meetings (100%)	—	13/13 meetings (100%)	18/18 meetings (100%)
Takashi Kawamura	13/13 meetings (100%)	12/12 meetings (100%)	13/13 meetings (100%)	—
Tatsuo Kainaka	13/13 meetings (100%)	12/12 meetings (100%)	13/13 meetings (100%)	17/18 meetings (94%)

Name	Board of Directors	Nominating Committee	Compensation Committee	Audit Committee
Hirotake Abe	13/13 meetings (100%)	—	6/6 meetings (100%)	18/18 meetings (100%)
Hiroko Ota	13/13 meetings (100%)	12/12 meetings (100%)	—	—

(Notes)

1. The number shown above for Mr. Koichi Iida indicates attendance at the Board of Directors meetings that were held during the fiscal year after his appointment as a director of MHFG in June 2016.

2. The number shown above for Mr. Hirotake Abe indicates attendance at the Compensation Committee meetings that were held during the fiscal year after his appointment as a member of the Compensation Committee of MHFG in October 2016.

3. Matters Regarding Outside Directors

(1) Concurrent Offices and Other Details of Outside Directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters Regarding Directors and Executive Officers, (1) Directors and Executive Officers.”

MHFG makes donations to the People’s Political Association, where Mr. Mitsuo Ohashi serves as the Representative Director and Chairman, but the relationship between the association and MHFG does not affect his independence in light of the “Independence Standards of Outside Directors of MHFG,” for reasons including that the percentage of the average annual amount of donations in the past three years, of the average annual amount of the total costs of the association in the past three fiscal years is less than 1%. For your reference, Mr. Ohashi does not participate in the discussions on, and resolution of, the relevant proposal at the Board of Directors, as a person with special interests in the resolution.

Except for the fact stated above, MHFG has no business relationships, required to be stated, with the organizations at which the outside directors hold major concurrent offices.

(2) Major Activities of Outside Directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during the fiscal year 2016, is as described in the above “2. Matters Regarding Directors and Executive Officers, (4) Attendance at Meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Board of Directors of MHFG, etc.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Mitsuo Ohashi	11 years, 9 months

By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) early realization of results, such as “changing Mizuho’s revenue structure” through the introduction of the “In-house Company System” and (ii) anticipating trends in domestic and international regulations as well as economic trends, etc., and making necessary preparations.

Furthermore, as the Chairman of the Nominating Committee, he led the committee to make decisions on proposals, including proposals for nomination of directors of the Company, as well as proposals for appointment of directors of the Core Subsidiaries and proposals for designation of their titles.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Tetsuo Seki	1 year, 9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) considering fundamental measures to secure the consolidated net income at a high level and (ii) enhancing the area management system in domestic branch strategy, and profit management methods.

Takashi Kawamura	2 year, 9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) efficient business portfolio strategy, (ii) further pursuing reduction of costs, including streamlining and efficiently utilizing personnel, and (iii) an internal audit focusing on management audit.

Tatsuo Kainaka	2 year, 9 months

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court and an attorney-at-law, etc., he made proactive suggestions concerning, among others, the significance of (i) optimizing staff allocation based on the long term perspective taking into account the recruitment plan, (ii) promoting the next-generation IT systems project planned with careful attention to safety and (iii) compliance.

Furthermore, as the Chairman of the Compensation Committee, he led the committee to make decisions on proposals, including proposals for compensation for each individual director, etc., of MHFG, and an executive compensation system, etc., for MHFG and the Core Subsidiaries.

Hirotake Abe	1 year, 9 months	By leveraging his extensive experience, deep insight and high level of expertise as a certified public accountant, he made proactive suggestions concerning, among others, the significance of (i) penetrating goals and visions of the medium-term business plan to the group companies (ii) properly operating the internal control system, including enhancement of the compliance system, and (iii) strengthening the business collaboration with regional financial institutions in domestic branch strategy.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Hiroko Ota	2 year 9 months

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she made proactive suggestions concerning, among others, the significance of (i) the “structural reform type operational excellence” aiming at improving productivity, (ii) head office reform, including downsizing head office functions, and (iii) the business portfolio strategy which further clarifies focus and streamline areas.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for the basic management policy of the Group.

(3) Compensation for Outside Directors (For the Fiscal Year 2016)

	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	6	107 million yen	—

(Note)

Fractions are rounded down.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares

(As of March 31, 2017)
Total Number of Authorized Shares	52,214,752,000

(2) Total Number of Classes of Shares Authorized to be Issued, Total Number of Shares Issued and Number of Shareholders

	(As of March 31, 2017)
Classification	Total Number of Classes of Shares Authorized to be Issued	Total Number of Shares Issued	Number of Shareholders
Common Stock	48,000,000,000	25,386,307,945	986,907
Class XI Preferred Stock	914,752,000	—	—
First Series of Class XIV Preferred Stock	900,000,000	—	—
Second Series of Class XIV Preferred Stock	900,000,000	—	—
Third Series of Class XIV Preferred Stock	900,000,000	—	—
Fourth Series of Class XIV Preferred Stock	900,000,000	—	—
First Series of Class XV Preferred Stock	900,000,000	—	—
Second Series of Class XV Preferred Stock	900,000,000	—	—
Third Series of Class XV Preferred Stock	900,000,000	—	—
Fourth Series of Class XV Preferred Stock	900,000,000	—	—
First Series of Class XVI Preferred Stock	1,500,000,000	—	—
Second Series of Class XVI Preferred Stock	1,500,000,000	—	—
Third Series of Class XVI Preferred Stock	1,500,000,000	—	—
Fourth Series of Class XVI Preferred Stock	1,500,000,000	—	—

(Notes)

1. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

4. As a result of requests for acquisition and mandatory acquisition of 98,923,600 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 349,677,288 shares of Common Stock in the period from April 1, 2016 to July 1, 2016.

5. With respect to the Eleventh Series Class XI Preferred Stock, pursuant to Article 20 of the Articles of Incorporation of MHFG and Article 15 of the terms and conditions of Eleventh Series Class XI Preferred Stock, MHFG acquired, as of July 1, 2016, all those shares of Eleventh Series Class XI Preferred Stock in respect of which a request for acquisition had not been made by June 30, 2016, and MHFG cancelled, as of July 13, 2016, all the shares of Eleventh Series Class XI Preferred Stock held by it.

6. As a result of the exercise of stock acquisition rights, there was an increase of 6,105,000 shares of Common Stock in the period from April 1, 2016 to March 31, 2017.

7. The number of shareholders of Common Stock listed above does not include 29,258 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2017

Common Stock

(As of March 31, 2017)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	1,122,309,400	4.42
The Master Trust Bank of Japan, Ltd. (Trustee account)	962,863,300	3.79
Japan Trustee Services Bank, Ltd. (Trustee account 9)	627,066,600	2.47
Japan Trustee Services Bank, Ltd. (Trustee account 5)	492,293,200	1.93
Japan Trustee Services Bank, Ltd. (Trustee account 1)	365,649,900	1.44
Japan Trustee Services Bank, Ltd. (Trustee account 2)	360,809,200	1.42
Japan Trustee Services Bank, Ltd. (Trustee account 7)	357,374,400	1.40
STATE STREET BANK WEST CLIENT - TREATY 505234	353,600,880	1.39
JP MORGAN CHASE BANK 385151	307,115,823	1.21
Japan Trustee Services Bank, Ltd. (Trustee account 4)	292,440,900	1.15

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (6,705,604 shares).

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

The following table is the summary of the stock acquisition rights issued to the directors (excluding the outside directors), executive officers as defined in the Companies Act, and executive officers as defined in our internal regulations of MHFG and its subsidiaries, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of MHFG	August 31, 2012	11,776 rights	Common Stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of MHFG	February 17, 2014	7,932 rights	Common Stock, 7,932,000 shares	192,610	1	From February 18, 2014 to February 17, 2034
Seventh Series of Stock Acquisition Rights of MHFG	December 1, 2014	9,602 rights	Common Stock, 9,602,000 shares	186,990	1	From December 2, 2014 to December 1, 2034

(1) Stock Acquisition Rights, etc. of MHFG Held by Officers as of March 31, 2017

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by directors and executive officers as defined in the Companies Act
First Series of Stock Acquisition Rights of MHFG	84 rights	Common Stock, 84,000 shares	1 person, 84 rights
Second Series of Stock Acquisition Rights of MHFG	179 rights	Common Stock, 179,000 shares	1 person, 179 rights
Third Series of Stock Acquisition Rights of MHFG	227 rights	Common Stock, 227,000 shares	1 person, 227 rights
Fourth Series of Stock Acquisition Rights of MHFG	252 rights	Common Stock, 252,000 shares	2 persons, 252 rights
Fifth Series of Stock Acquisition Rights of MHFG	533 rights	Common Stock, 533,000 shares	4 persons, 533 rights
Sixth Series of Stock Acquisition Rights of MHFG	242 rights	Common Stock, 242,000 shares	4 persons, 242 rights
Seventh Series of Stock Acquisition Rights of MHFG	1,017 rights	Common Stock 1,017,000 shares	12 persons 1,017 rights

(2) Stock Acquisition Rights, etc. of MHFG Delivered to Employees, etc., During the Fiscal Year Ended March 31, 2017

No stock acquisition rights, etc., of MHFG were delivered to employees, etc., during the fiscal year ended March 31, 2017.

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Mutsuo Emi, C.P.A. Ryuji Takagi, C.P.A. Junko Kamei, C.P.A. Shinichi Hayashi, C.P.A.

Compensation, etc. for the fiscal year ended March 31, 2017	JPY 47 million

Other

1.      The Audit Committee reviewed, based on the performance of duties by the Independent Auditor in previous years pursuant to the auditing plan, whether (i) the items and structure of the auditing plan for the fiscal year ended March 31, 2017 were such that they appropriately corresponded to the risk assessments, and (ii) the estimate of the compensation for the audit had been prepared based on the auditing hours required to ensure effective, efficient and proper auditing quality. As a result thereof, the Audit Committee determined that the amount of compensation for the audit was reasonable, and the Audit Committee gave the consent set forth in Article 399, Paragraph 1 of the Companies Act.

2.      MHFG paid consideration to the Independent Auditor for the investigation services and other services related to the calculation of the capital ratio, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act (non-audit services).

3.      Disciplinary actions related to a suspension of services taken against the Independent Auditor during the past two (2) years:

Outline of the action issued by the FSA on December 22, 2015

(i)     Party subject to the action;

Ernst & Young ShinNihon LLC

(ii)    Description of the action;

-     Order to suspend from accepting new engagements for three (3) months from January 1, 2016, to March 31, 2016

-     Order to improve operations (improvement of the operational control structure)

(iii)  Reasons for the action;

a.      Seven (7) partners of the firm had, in negligence of due care, attested the financial statements of a certain other company containing material misstatements as if the statements contained no material misstatements; and

b. The firm’s operations were found to be significantly inappropriate.

Following the order to improve operations, the Independent Auditor submitted to the Financial Services Agency an operation improvement plan on January 29, 2016, and is announcing the progress in respect of the plan each month.

MHFG is receiving reports on such progress from time to time.

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Companies Act from the compensation for the audit under the Financial Instruments and Exchange Act. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,178 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a.	Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

<Dismissal>

1.	The Audit Committee determines the contents of proposals regarding the dismissal of an Independent Auditor to be submitted to the general meeting of shareholders in the case where it is expected that the audit of the financial statements, etc., may be seriously affected by such Independent Auditor’s actions; namely, where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and other matters that may affect the audit of the financial statements, etc.

2.	The Audit Committee dismisses an Independent Auditor upon the unanimous consent of all members of the Audit Committee in the case where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and the Audit Committee decides that such Independent Auditor should be promptly dismissed. In such case, the members of the Audit Committee designated by the Audit Committee will report the dismissal of such Independent Auditor and the reason for such dismissal at the first general meeting of shareholders called after such dismissal.

<Non-reappointment>

The Audit Committee determines the contents of proposals regarding the non-reappointment of an Independent Auditor to be submitted to the general meeting of shareholders in the case where the Audit Committee decides that it is reasonable to change the Independent Auditor to another Independent Auditor who has better capability of being entrusted with the duties of an Independent Auditor of the Group, even though the system, etc., that ensures (i) the appropriate implementation of the method of the audit and the results thereof and (ii) the appropriate accomplishment of duties conducted by the Independent Auditors is maintained at a level generally recognized to be adequate.

b.	Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and twelve (12) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Companies Act or the Financial Instruments and Exchange Act (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG reviewed the operational status and related matters of its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Companies Act and the Enforcement Regulations of the Companies Act, which was resolved at the Board of Directors meeting held on April 22, 2016, and it was confirmed that there were no structural or operational issues. Thereafter, at the Board of Directors meeting held on April 24, 2017, MHFG resolved to make revisions thereto.

The “Structure for Ensuring Appropriate Conduct of Operations” resolved through its Board of Directors meeting held on April 24, 2017 is as summarized below.

Summary of “Structure for Ensuring Appropriate Conduct of Operations” Resolved on at the Board of Directors Meeting

(1)	Matters concerning employees designated as assistants for the Audit Committee’s duties

Establishment of the Audit Committee Office	MHFG designates the Audit Committee Office as the office in charge of matters concerning assistance in the performance of the Audit Committee’s duties and matters concerning the secretariat for the Audit Committee, and the General Manager of the Audit Committee Office manages the office’s business under the instructions of members of the Audit Committee.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Organization Regulations,” etc.

(2)	Matters concerning measures for ensuring that employees assisting the Audit Committee’s duties remain independent from Executive Officers as defined in the Companies Act and the effectiveness of the instructions to such employees

Prior consent of the Audit Committee	Prior consent of the Audit Committee shall be obtained with respect to the establishment of the budget of the Audit Committee Office in charge of matters concerning assistance in the performance of the Audit Committee’s duties, reorganization thereof and personnel changes, etc., of employees assigned thereto.
Ensuring Sufficiency and Independence of Structure	The Audit Committee, from the perspective of ensuring the effectiveness of the audit, takes into consideration whether the sufficiency of the structure of assistant employees, etc., and the independence of assistant employees, etc., from Executive Officers as defined in the Companies Act or other person performing an executive role, are ensured.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(3)	Structure concerning reports to the Audit Committee

a.	The structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee

Attendance at meetings of the Audit Committee by Directors, Executive Officers as defined in the Companies Act and employees of MHFG	The Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, Executive Officers as defined in the Companies Act and employees of MHFG shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
The Audit Committee receives reports from the Compliance Group, the Risk Management Group, the Strategic Planning Group, the Financial Control & Accounting Group, etc., on matters concerning the internal control system, and, whenever necessary, requests investigation of relevant matters.
Coordination with the Internal Audit Group	The Audit Committee cooperates with the Internal Audit Group regularly and flexibly, such as by receiving reports of the auditing plans or audit results, etc., from the Internal Audit Group, and whenever necessary, requesting investigation of relevant matters or giving specific instructions to the Internal Audit Group.

“Structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee,” “Auditing Standards of the Audit Committee” and “Regulations of the Internal Audit Committee,” etc.

b.	The structure under which directors, corporate auditors or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee

Attendance at meetings of the Audit Committee by directors, corporate auditors, executive officers and employees of subsidiaries, etc.	The Audit Committee may, whenever necessary, have directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Reports, etc., of the Status of Management of Subsidiaries, etc.	The Audit Committee and members of the Audit Committee receive reports or explanations concerning the status of management of subsidiaries, etc., from Executive Officers as defined in the Companies Act and employees, and inspect relevant documents. The Audit Committee and members of the Audit Committee shall, whenever necessary in order to audit the circumstances regarding the execution of duties by Directors and Executive Officers as defined in the Companies Act, request subsidiaries, etc., to provide reports regarding their businesses or investigate the status of their operations and properties.

“Structure under which directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee of MHFG,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(4)	The structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report

Prohibition of Disadvantageous Treatment	MHFG maintains a compliance hotline where employees, etc., may report when they find any problems concerning compliance, such as violation of laws or violation of office regulations. The compliance hotline is implemented through policies such as, with respect to informing or reporting the relevant matters to ensure confidentiality; not to disclose the personal information of those who report to any third party without their consent; to give consideration not to identify those who report in the factual investigation; and not to disadvantageously treat those who report in any personnel changes matter or any other aspects due to such report.
Persons who report to the Audit Committee shall not be treated disadvantageously due to such report.

“Structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report,” including the foregoing matters, has been set forth in the “Basic Policy of Compliance,” etc.

(5)	Matters concerning policies for the procedures for prepayment or reimbursement of the expenses incurred for the execution of duties by members of the Audit Committee (limited to the execution of duties for the Audit Committee) or treatment of other expenses or liabilities incurred for the execution of such duties

Burden of Expenses	The Audit Committee or members appointed by the Audit Committee, whenever necessary, may utilize attorneys-at-law, certified public accountants or other experts, and are authorized to pay such expenses and request MHFG to reimburse such expenses deemed necessary for the execution of duties. MHFG shall bear such expenses.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(6)	Other structures to ensure the effectiveness of audits by the Audit Committee

Appointment of members of the Audit Committee	Given that, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, and that it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, and share information among the Audit Committee, and to have sufficient coordination with internal control departments, MHFG in principle appoints one or two Non-Executive Directors who are internal directors as full-time members of the Audit Committee.
Coordination with Internal Audit Group, etc.	The Audit Committee executes its duties through effective coordination with the Internal Audit Group, etc., based on the establishment and management of internal control systems at MHFG and its subsidiaries.
Attendance of Independent Auditors and outside experts, etc., at the Audit Committee	The Audit Committee may, whenever necessary, have Independent Auditors and outside experts, etc., attend meetings of the Audit Committee and request reports and opinions by those people. Independent Auditors shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Coordination with Corporate Auditors of subsidiaries, etc., as well as Independent Auditors	The Audit Committee and members of the Audit Committee maintain close coordination with Independent Auditors in order to implement effective auditing, and whenever necessary, maintain close coordination with the Corporate Auditors of subsidiaries, etc.

“Other structures to ensure the effectiveness of audits by the Audit Committee,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(7)	Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act

Period for retention etc.	MHFG fixes the period for retention of information, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and carries out other necessary matters relating to the safekeeping and management thereof.
Information management	The President & CEO is responsible for information management of MHFG, while the Head of Compliance Group is in charge of matters relating to the planning and operation of information management. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of information management, etc., periodically and as necessary.
MHFG, in principle, establishes specific plans for thorough information management each fiscal year and periodically follows up on the status of the implementation thereof.
Business Policy Committees	Business Policy Committees, such as the Compliance Committee, comprehensibly discuss and coordinate various company-wide issues concerning information management.

“Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Basic Approach for Group Business Management Concerning Information Management,” “Information Security Policy,” “Regulations of the Executive Management Committee” and “Regulations of the Internal Audit Committee,” etc.

(8)	Rules and other structures for managing risk of loss

Comprehensive Risk Management	MHFG maintains basic policies with respect to comprehensive risk management of MHFG and entities administered by MHFG in the “Basic Policy for Comprehensive Risk Management.”
MHFG sets forth, in the “Basic Policy for Comprehensive Risk Management,” definitions and classifications of risks as well as the department and office responsible for risk management and the management structure. Moreover, MHFG implements comprehensive risk management to control risk to a level acceptable from a management perspective by evaluating risks as a whole and appropriately responding to risks as necessary either prior or subsequent to their occurrence both qualitatively and quantitatively.

The President & CEO is responsible for the comprehensive risk management of MHFG, while the Head of Risk Management Group is in charge of matters relating to the planning and operation of comprehensive risk management pursuant to the “Basic Policy for Comprehensive Risk Management.” The Head of Risk Management Group reports to the Board of Directors, the Risk Committee, the Executive Management Committee and the President & CEO with respect to the status of comprehensive risk management, etc., periodically and as necessary. Moreover, the Head of Risk Management Group makes recommendations to each officer in charge of risk management from the perspective of comprehensive risk management, as necessary.
Business Policy Committees	Business Policy Committees, such as the Risk Management Committee, comprehensibly discuss and coordinate various company-wide issues concerning market risks and liquidity risks, etc.
Business continuity management	MHFG sets forth responses in the event of emergency, etc., at MHFG and entities administered by MHFG and basic policies for business continuity management in the “Basic Policy for Business Continuity Management.”
MHFG establishes appropriate and effective responses as well as the framework of business continuity management and responses in the event of an emergency in the “Basic Policy for Business Continuity Management” in ordinary times in order to identify risks of an emergency and swiftly implement measures, including risk reduction measures in the event of an emergency, etc., and MHFG aims to disseminate information relating thereto across its organization.
MHFG establishes a specialized organization assigned to matters relating to business continuity management.

“Rules and other structures for managing risk of loss,” including the foregoing rules and structures, has been set forth in the “Basic Policy for Comprehensive Risk Management,” “Basic Policy for Credit Risk Management,” “Basic Policy for Market Risk Management,” “Basic Policy for Liquidity Risk Management,” “Basic Policy for Operational Risk Management” and “Basic Policy for Business Continuity Management,” etc.

(9)	Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act

Delegation of authority	MHFG realizes expeditious corporate management that is capable of making swift and flexible decisions by delegating decisions on business execution to Executive Officers as defined in the Companies Act to the fullest extent.
In-house company system	MHFG maintains companies and units under a management structure based on customer segments and, as the company that oversees the business management of the Group, MHFG takes on the formulation, etc., of group-wide strategies across banking, trust banking, securities and other business areas.
Implementation of risk appetite framework	MHFG implementing the risk appetite framework by establishing Group level risk appetite within the risk-bearing capacity of the Group as a whole and, among other things, cascading down the Group level risk appetite into each company and unit.
Assigned business, decision- making authority, etc.	MHFG determines the criteria for matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority depending on the importance of matters, etc. MHFG also maintains an Executive Management Committee and several Business Policy Committees, etc. Thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

“Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Board of Directors,” “Organization Regulations,” “Authorization Regulations,” and “Basic Policy Concerning Operation of Risk Appetite Framework” etc.

(10)	Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation

“Mizuho Code of Conduct”	MHFG maintains the “Mizuho Code of Conduct” as an ethical standard that must be observed in implementing “Mizuho’s Corporate Identity” that serves as the concept that forms the basis of all activities conducted by MHFG. MHFG observes the “Mizuho Code of Conduct” in making all business and operational decisions.
Compliance	MHFG views complete compliance as a basic principle of management and maintains a compliance-management structure and a “Compliance Manual.” MHFG, in principle, develops compliance programs each fiscal year for the implementation of specific plans for complete compliance and periodically follows up on the status of the implementation of such plans. MHFG also maintains the compliance hotline and hotlines relating to the internal control and audit with respect to accounting and financial reports.
The President & CEO is responsible for compliance of MHFG, while the Head of Compliance Group is in charge of planning, drafting and promoting matters related to compliance in general. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of compliance, etc., periodically and as necessary.
Sever relations with anti-social elements	MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements,” which is viewed as an important policy of the Group when designing and implementing the specific plans for complete compliance above.
Business Policy Committees	The Business Policy Committees, such as the Compliance Committee and the Anti-social Elements Elimination Committee, comprehensibly discuss and coordinate issues concerning compliance and handling of anti-social elements.

“Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Mizuho Code of Conduct,” “Basic Policy of Compliance” and “Compliance Manual,” etc.

(11)	Structure for ensuring appropriate conduct of operations within the corporate group consisting of MHFG and its subsidiaries

“Mizuho Code of Conduct”	“Mizuho Code of Conduct” is adopted at each of the group companies.
Group management administration	MHFG directly administers its core group companies set forth in the “Group Management Administration Regulations,” in order to play an active role as a holding company in the management of our Group and takes on a planning function with respect to strategies and policies of our Group and a controlling function with respect to each company of our Group as part of MHFG’s business management.
In accordance with the “Standards for Management of Subsidiaries” prescribed by MHFG, the core group companies administer subsidiaries, etc., other than the core group companies.
Reports to the Board of Directors, etc., by Directors, Executive Officers as defined in the Companies Act and employees, etc.	The Board of Directors, the Nominating Committee, the Compensation Committee and the Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) attend meetings of the Board of Directors and such committees and request reports and opinions by those people. Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) shall, upon request, attend meetings of the Board of Directors and such committees and explain matters requested by the Board of Directors and such committees.

“Structure for ensuring appropriate conduct of operations within the corporate group consisting of MHFG and its subsidiaries,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Mizuho Code of Conduct,” “Regulations of the Board of Directors,” “Regulations of the Company Strategy Conference,” “Group Management Administration Regulations,” “Standards for Management of Subsidiaries” and “Regulations for Operation of ‘the In-House Company System’,” etc.

a.	Structure concerning reports to MHFG of matters related to execution of duties by the directors of MHFG’s subsidiaries and other persons equivalent thereto (referred to as the “directors, etc.” in c. and d. below.)

Application for approval and reports from the core group companies	Pursuant to the “Group Management Administration Regulations,” MHFG receives application for approval from the core group companies on material matters concerning the entire Group and receives reports on matters compatible thereto.
With respect to risk management, compliance management and internal audit, MHFG receives reports periodically or as necessary regarding necessary matters in accordance with the basic policies, etc. In addition, as for matters that need to be adjusted with the basic policies, etc., and when MHFG gives instructions, MHFG shall cause the core group companies to take procedures of application for approval, etc.

“Structure concerning reports to MHFG of matters related to execution of duties by the directors of MHFG’s subsidiaries and other persons equivalent thereto,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management,” “Basic Policy of Compliance” and “Basic Policy on Internal Audit,” etc.

b.	Rules and other structures for managing risk of loss of MHFG’s subsidiaries

Basic policy relating to risk management	With respect to the risk management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for risk management, such as the risk status, etc., of the core group companies, and reports the comprehensive risk management status, etc., to the Board of Directors and the Risk Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.

MHFG centrally captures and manages the risk and business continuity management of the core group companies, and the risk and business continuity management of subsidiaries, etc., other than the core group companies shall be made, in principle, through the core group companies.
The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy for risk and business continuity management upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Rules and other structures for managing risk of loss of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management” and “Basic Policy for Business Continuity Management,” etc.

c.	Structure to ensure the efficient execution of duties of the directors, etc., of MHFG’s subsidiaries

Development and presentation of management policies, etc.	Pursuant to the “Group Management Administration Regulations,” MHFG develops the basic policies, etc., on matters concerning the development of management policy and business strategy, and presents them to the core group companies.

“Structure to ensure the efficient execution of duties of the directors, etc., of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Organization Regulations,” etc.

d.	Structure to ensure that the duties of the directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation

Basic policy relating to compliance	With respect to the compliance management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for compliance management of the core group companies, and reports the status of compliance, etc., to the Board of Directors and the Audit Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.
MHFG maintains a system that centrally captures and manages the status of compliance of the core group companies, and as for subsidiaries, etc., other than the core group companies, the management system shall be established, in principle, through the core group companies.
The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy of compliance upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Structure to ensure that the duties of the directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Basic Policy of Compliance,” etc.

The operational status of the “Structure for Ensuring Appropriate Conduct of Operations” resolved through the Board of Directors meeting held on April 22, 2016 is as summarized below.

Summary of the operational status of the “Structure for Ensuring Appropriate Conduct of Operations (Internal Control System)”

(1)	Internal control system as a whole

•

Regarding MHFG’s “Internal Control System” that was resolved on at the Board of Directors meeting held on April 22, 2016, the operational status and related matters were reviewed, and it was confirmed that there were no structural or operational issues. Thereafter, partial modification of the “Internal Control System” was resolved at the Board of Directors meeting held on April 24, 2017.

(2)	Risk management structure

•

MHFG allocates risk capital to its subsidiaries, etc., to control risk within the limits set for each company. MHFG also controls risk within managerially acceptable limits by working to ensure that the overall risk the Group holds on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. In addition, to ensure the ongoing financial health of MHFG and its core group companies, the foregoing regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within the aforementioned framework. Reports are also submitted to the Board of Directors etc.

•

Business Policy Committees, such as the Risk Management Committee, comprehensibly discuss and coordinate various company-wide issues concerning market risks and liquidity risks, etc., and report to the Board of Directors, etc., periodically and as necessary.

•

For the purposes of uniform maintenance and improvement of the Group’s business continuity management system, the Group’s development policies and plan are formulated each fiscal year taking into account the social environment, risk changes and other factors. The Business Continuity Management Committee periodically follows up on the progress of the development plan and reports to the Board of Directors, etc. In addition, the Group continuously implements the Group’s joint training and drills, etc. and through such training and drills, etc., works on improvement of the effectiveness of the business continuity management system of the entire Group.

•

In conjunction with the introduction of the “In-house Company System”, MHFG has strengthened autonomous control, which is one of the “three lines of defense”, and has established and operated a structure in which risk monitoring and compliance associated with business operations is managed and integrated with its businesses by each in-house company, unit, etc.

(3)	Compliance structure

•

Every year, MHFG develops and implements compliance programs, including various arrangements, training and checks, etc., related to compliance for the implementation of specific plans for complete compliance and additionally, manages the progress of and makes necessary amendments to such plans.

•

MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements” as an important policy of the Group when designing and implementing the specific plans for complete compliance above.

•	The Compliance Committee, etc., discuss and coordinate issues concerning compliance, including the compliance programs, and report to the Board of Directors, etc., periodically and as necessary.

(4)	Execution of duties by Executive Officers as defined in the Companies Act

•

MHFG has adopted a structure of Company with Three Committees for the purpose of securing the effectiveness of corporate governance and supervision of the management, and enabling the management to make swift and flexible decisions and to realize expeditious corporate management by the Board of Directors’ delegating decisions on business execution.

•

The in-house company system, which is a management structure based on customer segments that aims to promptly conduct the banking, trust banking, securities, asset management and think tank functions, etc., was introduced.

•

With an aim to balance its risk-return through the integrated group-wide operation of business strategies, financial strategies and risk controls, the Group introduced the risk appetite framework, under which, the Group determines its business strategies and measures as well as its resource allocation and profit plans based on Mizuho’s risk appetite that is defined as the level and type of risk management the Group is willing to assume in order to realize its business and financial strategies, and the Group monitors the operation status.

•

MHFG has determined the matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority, etc. In addition, the Executive Management Committee, the Business Policy Committees, etc., were reviewed from the perspective of the appropriateness and efficiency of management. Thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

(5)	Group management administration structure

•

Integrated group management is ensured by the adoption of the “Mizuho Code of Conduct” by each group company and the implementation of management based on the common concept of the Group, “Mizuho’s Corporate Identity,” of the core group companies that are directly administered by MHFG and of subsidiaries, etc., other than the core group companies that are administered through the core group companies.

•

Pursuant to the “Group Management Administration Regulations,” MHFG received application for approval from the core group companies on material matters concerning the entire Group and received reports on matters compatible thereto.

•

With respect to risk management, compliance management and internal audit, MHFG received reports periodically and as necessary, and reported such reports to the Board of Directors, etc. MHFG also gave appropriate instructions with respect to the risk management, compliance management and internal audit.

•

In order to enhance the asset management business and research & consulting functions, as well as from the perspective of fiduciary duties, the Board of Directors resolved to conduct broader management administration with respect to major group companies in charge of such functions, and to introduce, on April 1, 2017, a new structure of group management administration, which ensures the independence of the group’s asset management companies.

(6)	Execution of duties by Audit Committee

•

The Audit Committee consists of two Internal Non-Executive Directors and three Outside Directors, and the two Internal Non-Executive Directors are appointed as full-time members of the Audit Committee. The full-time members of the Audit Committee strive to ensure the effectiveness of the Audit Committee’s activities by attendance at important meetings, inspection of relevant documents and collection of reports from Directors, Executive Officers as defined in the Companies Act and employees of MHFG as well as directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc.

•

The Audit Committee has all the group heads, in-house company heads, and unit heads, and each President & CEO of the Three Core Companies attend meetings of the Audit Committee on an individual basis to receive reports periodically on, among other things, the status of the execution of duties, including administration of group companies, and to have the opportunity to exchange opinions, etc., mainly from an internal control perspective. The Audit Committee, after confirming the effectiveness of the “internal control system,” consented to the submission of a proposal to the Board of Directors concerning annual modification of the “internal control system.”

•

Above all, with respect to internal audits, the Audit Committee has the Head of Internal Audit Group periodically attend the meetings of the Audit Committee to receive reports on, among other things, the status of internal audits, including those of group companies, and give specific instructions whenever necessary. Further, it approves the basic internal auditing plan and the entrustment of the Head of Internal Audit Group.

•

In order to seek close coordination with the corporate auditors of subsidiaries, etc., the Audit Committee and members of the Audit Committee periodically hold several meetings with corporate auditors of the Group for the purpose of communicating and working on subjects related to audits to exchange opinions, etc.

•

In addition, the Audit Committee has Independent Auditors periodically attend the meetings of the Audit Committee to receive reports on auditing plans, the status of audits and audit results, etc., and to discuss risk assessments, etc.

•

Through the in-house training and by distributing information on the intranet, MHFG ensures that employees, etc., are well informed that employees, etc., who find any problems concerning compliance and contact the compliance hotline or report to the full-time members of the Audit Committee, shall not be treated disadvantageously due to any such contact or report.

•

MHFG has established the Audit Committee Office as a division responsible for assisting in the duties of the Audit Committee and has assigned thereto employees who are not subject to the chain of command structure of Executive Officers as defined in the Companies Act. In order to ensure the independence of the employees assigned to the Audit Committee Office, from Executive Officers as defined in the Companies Act, the prior consent of the Audit Committee is obtained with respect to personnel changes relating to employees assigned to and the budget of the Audit Committee Office, etc.

8. Matters Regarding Specified Wholly-Owned Subsidiary

(1)	Name and Address of Specified Wholly-Owned Subsidiary

Mizuho Bank, Ltd.

5-5, Otemachi 1-chome, Chiyoda–ku, Tokyo

(2)	Total Book Value of Stock of Specified Wholly-Owned Subsidiary Held by MHFG, Wholly-Owned Subsidiary, etc., as of March 31, 2017

5,015,233 million yen

(3)	Total Amount of Assets Recognized in the Balance Sheet of MHFG for This Fiscal Year

9,269,369 million yen

9. Others

Policy for Exercise of the Authority Given to the Board of Directors Pursuant to the Provision of the Articles of Incorporation Subject to the Provisions of Article 459, Paragraph 1 of the Companies Act (Policy for Making Decisions regarding Dividends from Surplus, etc.)

In its Articles of Incorporation, MHFG provides that it shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

MHFG continues to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders. MHFG aims to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for its consideration and realize steady returns to shareholders. MHFG will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments for each term.

(Other Matters to Consider)

There are no matters that apply to the following sections: “Business Transfer, etc.,” “Other Important Matters Regarding the Current State of the Group,” “Opinion of the Outside Directors,” “Liability Limitation Agreements with Independent Auditors,” “Basic Policy on the Conduct of Parties in Control of Financial and Business Policy Decisions of the Company,” “Matters Concerning Transaction with Parent Company, etc.” and “Matters Concerning Accounting Advisors (‘Kaikei Sanyo’).”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2017

Millions of yen
As of March 31, 2017
Assets
Cash and Due from Banks	¥47,129,583
Call Loans and Bills Purchased	1,035,746
Receivables under Resale Agreements	8,967,777
Guarantee Deposits Paid under Securities Borrowing Transactions	3,350,051
Other Debt Purchased	2,745,204
Trading Assets	10,361,787
Money Held in Trust	247,583
Securities	32,353,158
Loans and Bills Discounted	78,337,793
Foreign Exchange Assets	1,828,782
Derivatives other than for Trading Assets	2,170,750
Other Assets	4,180,339
Tangible Fixed Assets	1,136,329
Buildings	348,068
Land	641,284
Lease Assets	26,210
Construction in Progress	22,134
Other Tangible Fixed Assets	98,631
Intangible Fixed Assets	1,045,486
Software	308,595
Goodwill	74,772
Lease Assets	16,013
Other Intangible Fixed Assets	646,105
Net Defined Benefit Asset	797,762
Deferred Tax Assets	56,066
Customers’ Liabilities for Acceptances and Guarantees	5,273,581
Reserves for Possible Losses on Loans	(509,175)

Total Assets	¥200,508,610

Liabilities
Deposits	¥120,045,217
Negotiable Certificates of Deposit	10,631,277
Call Money and Bills Sold	1,255,172
Payables under Repurchase Agreements	17,969,753
Guarantee Deposits Received under Securities Lending Transactions	1,679,300
Commercial Paper	789,705
Trading liabilities	7,923,285
Borrowed Money	6,307,230
Foreign Exchange Liabilities	526,053
Short-term Bonds	226,348
Bonds and Notes	7,564,535
Due to Trust Accounts	4,784,077
Derivatives other than for Trading Liabilities	1,784,857
Other Liabilities	3,883,168
Reserve for Bonus Payments	67,633
Reserve for Variable Compensation	3,018
Net Defined Benefit Liability	55,236
Reserve for Director and Corporate Auditor Retirement Benefits	1,327
Reserve for Possible Losses on Sales of Loans	298
Reserve for Contingencies	5,680
Reserve for Reimbursement of Deposits	19,072
Reserve for Reimbursement of Debentures	32,720
Reserves under Special Laws	2,309
Deferred Tax Liabilities	337,800
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585
Acceptances and Guarantees	5,273,581

Total Liabilities	191,235,249

Net Assets
Common Stock and Preferred Stock	2,256,275
Capital Surplus	1,134,416
Retained Earnings	3,615,449
Treasury Stock	(4,849)

Total Shareholders’ Equity	7,001,291

Net Unrealized Gains (Losses) on Other Securities	1,289,985
Deferred Gains or Losses on Hedges	10,172
Revaluation Reserve for Land	145,609
Foreign Currency Translation Adjustments	(69,657)
Remeasurements of Defined Benefit Plans	144,866

Total Accumulated Other Comprehensive Income	1,520,976

Stock Acquisition Rights	1,754
Non-controlling Interests	749,339

Total Net Assets	9,273,361

Total Liabilities and Net Assets	¥200,508,610

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2017

Millions of yen
For the fiscal year ended March 31, 2017
Ordinary Income	¥3,292,900
Interest Income	1,445,555
Interest on Loans and Bills Discounted	934,108
Interest and Dividends on Securities	279,888
Interest on Call Loans and Bills Purchased	5,234
Interest on Receivables under Resale Agreements	79,599
Interest on Securities Borrowing Transactions	13,806
Interest on Due from Banks	77,294
Other Interest Income	55,624
Fiduciary Income	50,627
Fee and Commission Income	752,982
Trading Income	326,230
Other Operating Income	338,276
Other Ordinary Income	379,228
Recovery of Written-off Claims	33,630
Other	345,597

Ordinary Expenses	2,555,387
Interest Expenses	577,737
Interest on Deposits	223,564
Interest on Negotiable Certificates of Deposit	46,054
Interest on Call Money and Bills Sold	3,234
Interest on Payables under Repurchase Agreements	120,362
Interest on Securities Lending Transactions	2,793
Interest on Commercial Paper	7,386
Interest on Borrowed Money	17,832
Interest on Short-term Bonds	238
Interest on Bonds and Notes	123,056
Other Interest Expenses	33,214
Fee and Commission Expenses	149,439
Trading Expenses	898
Other Operating Expenses	92,856
General and Administrative Expenses	1,467,221
Other Ordinary Expenses	267,233
Provision for Reserves for Possible Losses on Loans	61,557
Other	205,676

Ordinary Profits	737,512

Extraordinary Gains	58,814
Gains on Disposition of Tangible Fixed Assets	2,588
Other Extraordinary Gains	56,226
Extraordinary Losses	12,134
Losses on Disposition of Tangible Fixed Assets	5,197
Losses on Impairment of Fixed Assets	6,651
Other Extraordinary Losses	285

Income before Income Taxes	784,193

Income Taxes:
Current	199,794
Refund of Income Taxes	(3,259)
Deferred	(58,800)

Total Income Taxes	137,735

Profit	646,457

Profit Attributable to Non-controlling Interests	42,913

Profit Attributable to Owners of Parent	¥603,544

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2017

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(190,001)		(190,001)
Profit Attributable to Owners of Parent			603,544		603,544
Repurchase of Treasury Stock				(1,904)	(1,904)
Disposition of Treasury Stock		(55)		663	608
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			2,863		2,863
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		23,823			23,823
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	484	24,251	416,406	(1,239)	439,903

Balance as of the end of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(190,001)
Profit Attributable to Owners of Parent									603,544
Repurchase of Treasury Stock									(1,904)
Disposition of Treasury Stock									608
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									2,863
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									23,823
Net Changes in Items other than Shareholders’ Equity	(6,054)	(155,091)	(2,874)	(15,967)	93,113	(86,875)	(1,008)	(433,328)	(521,212)

Total Changes during the period	(6,054)	(155,091)	(2,874)	(15,967)	93,113	(86,875)	(1,008)	(433,328)	(81,308)

Balance as of the end of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2017

Millions of yen
As of March 31, 2017
Assets
Current Assets
Cash and Due from Banks	¥20,190
Prepaid Expenses	2,788
Other Current Assets	89,371
Total Current Assets	112,350
Fixed Assets
Tangible Fixed Assets	205,518
Buildings	5,040
Equipment	662
Land	199,353
Construction in Progress	462
Intangible Fixed Assets	12,705
Trademarks	1
Software	8,715
Other Intangible Fixed Assets	3,989
Investments	8,938,795
Investment Securities	131,995
Investments in Subsidiaries and Affiliates	6,074,554
Long-term Loans to Subsidiaries and Affiliates	2,697,250
Long-term Prepaid Expenses	137
Prepaid Pension Cost	12,563
Other Investments	22,294
Total Fixed Assets	9,157,019

Total Assets	¥9,269,369

Liabilities
Current Liabilities
Short-term Borrowings	¥656,100
Short-term Bonds	500,000
Accounts Payable	2,594
Accrued Expenses	16,864
Accrued Corporate Taxes	111
Deposits Received	3,010
Unearned Income	8
Reserve for Bonus Payments	347
Reserve for Variable Compensation	480
Total Current Liabilities	1,179,516
Non-Current Liabilities
Bonds and Notes	2,632,250
Long-term Borrowings	65,000
Deferred Tax Liabilities	25,562
Reserve for Employee Retirement Benefits	4,638
Other Non-Current Liabilities	19,879
Total Non-Current Liabilities	2,747,329

Total Liabilities	¥3,926,845

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,256,275
Capital Surplus
Capital Reserve	1,196,167
Other Capital Surplus	91
Total Capital Surplus	1,196,258
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,835,375
Retained Earnings Brought Forward	1,835,375
Total Retained Earnings	1,839,725
Treasury Stock	(4,145)

Total Shareholders’ Equity	5,288,113

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	52,655

Total Valuation and Translation Adjustments	52,655

Stock Acquisition Rights	1,754

Total Net Assets	5,342,523

Total Liabilities and Net Assets	¥9,269,369

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2017

Millions of yen
For the fiscal year ended March 31, 2017
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥328,148
Fee and Commission Income Received from Subsidiaries and Affiliates	49,936
Total Operating Income	378,084
Operating Expenses
General and Administrative Expenses	38,926
Total Operating Expenses	38,926

Operating Profits	339,157

Non-Operating Income
Interest on Deposits and Cash Dividends	3,143
Interest on Loans	39,359
Other Non-Operating Income	917
Total Non-Operating Income	43,420
Non-Operating Expenses
Interest Expenses	1,288
Interest on Short-term Bonds	166
Interest on Bonds	37,304
Bond Issuance Expenses	9,835
Other Non-Operating Expenses	7,500
Total Non-Operating Expenses	56,095

Ordinary Profits	326,482

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	1,138
Other Extraordinary Gains	0
Total Extraordinary Gains	1,138
Extraordinary Losses
Other Extraordinary Losses	206
Total Extraordinary Losses	206

Income before Income Taxes	327,414

Income Taxes:
Current	519
Deferred	217
Total Income Taxes	737

Net Income	¥326,676

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 201 7

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,255,790	1,195,682	147	1,195,830	4,350	1,698,699	1,703,049	(2,813)	5,151,857
Changes during the period
Issuance of New Shares	484	484		484					969
Cash Dividends						(190,001)	(190,001)		(190,001)
Net Income						326,676	326,676		326,676
Repurchase of Treasury Stock								(1,434)	(1,434)
Disposition of Treasury Stock			(55)	(55)				102	46
Cancellation of Treasury Stock			(1)	(1)				1	—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	484	484	(56)	427	—	136,675	136,675	(1,331)	136,256

Balance as of the end of the period	2,256,275	1,196,167	91	1,196,258	4,350	1,835,375	1,839,725	(4,145)	5,288,113

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	42,588	2,762	5,197,208
Changes during the period
Issuance of New Shares			969
Cash Dividends			(190,001)
Net Income			326,676
Repurchase of Treasury Stock			(1,434)
Disposition of Treasury Stock			46
Cancellation of Treasury Stock			—
Net Changes in Items other than Shareholders’ Equity	10,067	(1,008)	9,058

Total Changes during the period	10,067	(1,008)	145,315

Balance as of the end of the period	52,655	1,754	5,342,523

[Translation]

Independent Auditor’s Report

May 11, 2017

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2016 through March 31, 2017.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2017 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 11, 2017

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 15th fiscal year from April 1, 2016 through March 31, 2017.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 15th fiscal year ended March 31, 2017 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of the Directors and the Executive Officers as defined in the Companies Act of the Company during the 15th fiscal year from April 1, 2016 to March 31, 2017 and hereby reports the auditing method and the results thereof as follows:

1.	Auditing Method and Details Thereof

The Audit Committee received from the Directors and the Executive Officers as defined in the Companies Act, employees and other related persons reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act, and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed its opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings, received from the Directors, the Executive Officers as defined in the Companies Act and other related persons reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports, inspected important authorized documents and associated information, and examined the business and financial position of the Company. As for the subsidiaries of the Company, the Audit Committee has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notification. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors and the Executive Officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the Directors and the Executive Officers as defined in the Companies Act.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 12, 2017

Mizuho Financial Group, Inc. Audit Committee

Member of the Audit Committee	(Hideyuki Takahashi)
Member of the Audit Committee	(Tetsuo Seki)
Member of the Audit Committee	(Tatsuo Kainaka)
Member of the Audit Committee	(Hirotake Abe)
Member of the Audit Committee	(Nobukatsu Funaki)

(Note) Messrs. Tetsuo Seki, Tatsuo Kainaka and Hirotake Abe, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Report to Our Shareholders

Corporate Governance

MHFG is taking continuing initiatives to realize “what we aim to be” with regard to the Board of Directors and corporate governance. To fulfill our social role and mission by giving due regard to creating value for shareholders and other stakeholders, realizing improved corporate value through continuous and stable corporate growth, and as a result, contributing to economic and industrial development and prosperity of society inside and outside of Japan, MHFG has established our corporate governance system consisting with the Board of Directors at its core, which operates for the benefit of the shareholders, and endeavor to further enhance our corporate governance.

1. Interview with the Chairman of the Board of Directors

Ms. Ota, an outside director and Chairman of the Board of Directors, was interviewed with respect to MHFG’s initiatives, etc. regarding corporate governance.

Brief Career History

Hiroko Ota

2004	Director General, Cabinet Office

2005	Professor, National Graduate Institute for Policy Studies

2006	Minister of State for Economic and Fiscal Policy

2008	Professor, National Graduate Institute for Policy Studies (current)

2014	Director of MHFG (Chairman of the Board of Directors) (current)

Q: MHFG has worked on implementing governance reforms since fiscal year 2014. How do you view the current status of MHFG?

A: For the past three years, MHFG’s internal and outside directors have worked together with strong resolve to implement governance reforms. The Group is steadily changing. In fiscal year 2016, the Board of Directors addressed challenges with respect to strengthening the Group’s profitability, such as clarification of its business portfolio, cost structure reform and branch strategy, while adopting diverse perspectives of outside directors.

Q: What do you think are MHFG’s future challenges?

A: Our governance reforms can be said to have been successful only when we achieve a substantial increase in profitability. Therefore, our future challenge is more thorough implementation of productivity improvement and cost structure reform. In addition, the human resource management reform that we are currently undertaking is one of our most important challenges. Under the Group’s traditional human resource management, personnel are selected according to the year–group of entering the company based on the evaluations they have accumulated since joining the organization, and there are concerns that personnel may be marked down disproportionately for the mistakes they have made. It will take time to carry out the human resource management reform, which aims to break away from the seniority system and the point-deduction system and enable all employees to demonstrate his/her ability. However, I believe that, by accomplishing such reform, the Group will become a strong organization where its members communicate openly and vigorously to create value.

This fiscal year is the second year of the medium-term business plan. The results of the introduction of the in-house company system will be evaluated this year. I would like to operate the Board of Directors in a manner in which outside directors and management will share a sense of crisis and expeditiousness.

2. Basic Policy and Principal Features regarding MHFG’s Corporate Governance System

As a Company with Three Committees, MHFG has established a corporate governance framework that is centered on the Board of Directors and able to sufficiently fulfill its fiduciary duties to its shareholders.

Basic Policy and Principal Features regarding MHFG’s Corporate Governance System are as follows.

Basic Policy regarding MHFG’s Corporate Governance System

Effectiveness	• Ensuring the separation of supervision and management
- Securethe effectiveness of corporate governance by making supervision of the management the primary focus of the Board of Directors.

Speed	• Delegating decisions on business execution to the executive officers as defined in the Companies Act
- Makeswift and flexible decisions possible and implement expeditious corporate management.

Transparency and Fairness	• Securing independence of management supervision

- Utilizecommittees, etc., comprising mainly outside directors and take other measures, in order to secure transparency and fairness in the appointment and dismissal of, and compensation for, the management.

Global Perspective	• Adopting global standards
- Establisha governance structure appropriate for a financial group expanding globally, by actively adopting operations and practices that are recommended at a global level.
Principal Features of MHFG’s Corporate Governance System
Composition of the Board of Directors	• Majority of the Board of Directors shall comprise non-executive directors

- Meanwhile,we appointed a sufficient number of internal directors for the purpose of ensuring quality, including expertise, in decision making and effective supervision by directors who are familiar with financial businesses and regulations as well as Mizuho’s business model.

Chairman of the Board of Directors	• The Chairman of the Board of Directors shall, in principle, be an outside director
- TheDeputy Chairman of the Board of Directors shall be selected from among the internal non-executive directors and assist the Chairman in the performance of his or her duties.

Composition of the Nominating Committee and the Compensation Committee	• The members of the Nominating Committee and the Compensation Committee shall, in principle, all be outside directors
- Coverexecutive appointments and executive compensation in each of the Core Subsidiaries*. * MizuhoBank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

3. Operation of the Board of Directors and Each Committee

The Company has decided to become a Company with Three Committees with the belief that, under the current legal system, a Company with Three Committees is the most effective as a system to realize the basic policy set out in the above. Main roles of the Board of Directors of MHFG and each committee and how they operated in the fiscal year 2016 are as follows.

General Meeting of Share-holders

Appoint-ment of directors

Board of Directors

Outside directors — Chairman of the Board of Directors

Internal non-executive directors

Internal executive directors

Main roles

The main roles of the Board of Directors are making decisions on business execution such as the basic management policy, which are matters to be determined solely by the Board of Directors under laws and regulations, and supervising the execution of duties by directors and executive officers as defined in the Companies Act. The Board of Directors has delegated decision-making, in principle, to the President & Group CEO for matters other than those to be determined solely by the Board of Directors under laws and regulations. The Chairman of the Board of Directors plays a central role in narrowing down the agendas to concentrate on truly necessary proposals and, regarding proposals associated with core management issues, the Board of Directors promotes comprehensive discussions of essential points in a free and vigorous manner with the inclusion of high-quality opinions and suggestions from outside directors.

Operation in the fiscal year 2016

The Board of Directors held 13 meetings during the fiscal year 2016 and had high-quality discussions regarding "changing Mizuho's revenue structure through the introduction of the in-house company system," business portfolio, reforming the cost structure, branch strategy and the head office reform, etc. In addition, to realize such objectives as providing directors with a good understanding of the overall management from a wide perspective, the Board of Directors received reports on such topics as the execution of priority strategies, business performances and other important issues.

Determination of the contents of proposals regarding the appoint-ment and dismissal of directors

Nominating Committee

- The members shall, in principle, all be outside directors.

Outside directors

Main roles

The Nominating Committee comprises mainly outside directors who are sufficiently independent from the management of the Group, and the role of the Nominating Committee is ensuring objectivity and transparency in executive appointments. Regarding appointment of MHFG's directors, the Core Subsidiaries' directors and other related issues, the President & Group CEO drafted proposals in accordance with the Nominating Committee Chairman's instructions, and the Nominating Committee engages in repeated deliberations regarding those proposals. During this process, the Human Resources Review Meeting, which consists of the President & Group CEO and outside directors who serve as members of the Nominating Committee and the Compensation Committee, undertake deliberations based on consideration of objective indicators of external evaluations, specialized expertise gained through work experience and other factors. They also undertake such measures as those to ensure opportunities to obtain information from individual personal interviews and reports presented by executive officers to the Board of Directors. Through these activities, the Committee ensures effectiveness of a highly transparent process mainly handled by outside directors to determine executive appointments.

Operation in the fiscal year 2016

The Committee held 12 meetings in the fiscal year 2016 and, among others, decided on the candidates for directors of MHFG and approved the selection of directors and representative directors of the Core Subsidiaries.

Determination of compensation

Compensation Committee

►The members shall, in principle, all be outside directors.

Outside directors

Main roles

The Compensation Committee comprises mainly outside directors who are sufficiently independent from the management of the Group and the role of the Compensation Committee is to ensure objectivity and transparency in executive compensation. Through a highly transparent and objective review process mainly handled by outside directors, the Compensation Committee determines the compensation for each individual director and executive officer, as defined in the Companies Act, of MHFG, exercises the approval rights held by MHFG regarding compensation of each individual director of the Core Subsidiaries, and determines the basic policy and executive compensation system for MHFG and the Core Subsidiaries. Considering such factors as MHFG's medium- to long-term business performance and examples of other companies including those in the same industry as well as economic and social circumstances, the Compensation Committee engages in repeated deliberations regarding the compensation system based on the role and responsibility assigned to each officer, and gives necessary revision.

Operation in the fiscal year 2016

The Committee held 13 meetings in the fiscal year 2016 and revised the executive compensation system for MHFG and the Core Subsidiaries based on the introduction of the "In-house Company System" and other factors. Among others, the Committee also decided on the compensation of individual directors and executive officers as defined in the Companies Act of MHFG and approved the compensation of individual directors of the Core Subsidiaries.

Audit of execution of duties

Audit Committee

►Majority of the Audit Committee shall comprise outside directors.

Outside directors

Internal non-executive directors

Main roles

The main roles of the Audit Committee are auditing the legality and appropriateness of the execution of duties by directors and executive officers as defined in the Companies Act. Regarding items necessary for auditing the execution of duties by directors and executive officers as defined in the Companies Act, the Audit Committee obtains timely and appropriate reports and explanations from directors, executive officers as defined in the Companies Act, employees, and the independent auditor (hereinafter, "Directors, etc.") and gives instructions and recommendations when necessary. In addition, the Audit Committee ensures the effectiveness of its audits by confirming the processes and contents of decision making by the business execution departments through measures by the full-time Audit Committee members such as arranging for the attendance at important meetings held by the business execution departments, examining important decision-related documents, obtaining reports from Directors, etc., and coordinating operations with the Internal Audit Group and other group units.

Operation in the fiscal year 2016

In the fiscal year 2016, the Audit Committee held 18 meetings and determined, in addition to the formulation of auditing plan, such matters as approvals on the basic internal auditing plan and the entrustment to the Head of Internal Audit Group. It also confirmed such matters as the circumstances regarding the execution of duties by directors and by executive officers as defined in the Companies Act.

For your reference, MHFG has posted on its website “Corporate Governance Guidelines (As amended on April 24, 2017),” which set out the fundamental perspectives, the framework, and operation policies of the corporate governance system in MHFG.

URL: https://www.mizuho-fg.com/company/structure/governance/index.html

Shareholder Returns

Annual Cash Dividend on Common Stock for Fiscal Year 2016: JPY 7.50

•

MHFG has decided to pay an annual cash dividend of JPY 7.50 per share of Common Stock for fiscal year 2016. In addition, the estimated annual dividend for fiscal year 2017 is JPY 7.50 per share, the same amount as the annual dividend for this fiscal year.

•

As for a policy to return profits to shareholders, MHFG has implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

•

The Board of Directors of MHFG has considered thoroughly and decided the dividend for fiscal year 2016 and the dividend estimate for fiscal year 2017 taking into account our business environment comprehensively such as the financial results for fiscal year 2016 in which Profit Attributable to Owners of Parent amounted to ¥603.5 billion and achieved earnings estimates, future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulation trends such as the Basel framework.

	Cash Dividend for Fiscal Year 2016 (annual dividend)	Amount of Fiscal Year-End Cash Dividend Out of Annual Cash Dividend
Cash Dividend per Share of Common Stock	JPY 7.50	JPY 3.75
Total Cash Dividend	JPY 190.3 billion	JPY 95.1 billion
Profit Attributable to Owners of Parent	JPY 603.5 billion

In accordance with the Articles of Incorporation, MHFG is to decide the distribution of dividends from surplus, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations. The Board of Directors decided the fiscal year-end dividend at its meeting held on May 15, 2017.

With respect to the appropriateness of the Board of Directors as the organization that decides dividends, please see page 49.

Capital Management Policy:

MHFG continues to pursue disciplined capital management policy which maintains the optimal balance between strengthening of stable capital base and steady returns to shareholders.

Strengthening of stable capital base

Target common equity Tier 1 capital (CET1) ratio*[1]: approximately 10% (as of March 31, 2019)

CET1 Ratio*[1] as of March 31, 2017: 9.27%

*1: Basel III fully-effective basis (based on current regulations), excluding Net Unrealized Gains on Other Securities.

Enhance resistance to stress from the external environment in order to optimize financial intermediary functions even during economic downturn.

Steady returns to shareholders	MHFG has implemented steady dividend payouts setting a consolidated dividend payout ratio of approximately 30% as a guide for our consideration (since fiscal year 2014).
Continue steady returns to shareholders while further strengthening our capital base.
Annual cash dividend for fiscal year 2017: JPY 7.50 (estimate)

The above information includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. See “Forward-looking Statements” on page 4 of this material.